Exhibit 99.1

NOTICE OF ANNUAL AND SPECIAL MEETING

OF SHAREHOLDERS AND

MANAGEMENT INFORMATION CIRCULAR

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON NOVEMBER 9, 2017

September 29, 2017

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (“Common Shares”) of Student Transportation Inc. (the “Issuer”) will be held at The Gallery, Toronto Stock Exchange Broadcast & Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario on Thursday, the 9th day of November, 2017, at the hour of 2:00 p.m. (Toronto time) for the following purposes:

1.	TO RECEIVE the financial statements of the Issuer for the fiscal year ended June 30, 2017, together with the report of the auditors thereon;

2.	TO ELECT members of the board of directors of the Issuer;

3.	TO APPOINT auditors and authorize the board of directors of the Issuer to fix the remuneration of the auditors;

4.	TO CONSIDER and to pass an ordinary resolution, approving, ratifying and confirming certain amendments to the Issuer’s By-Law No. 1 to align the residency requirements of the board of directors with the current requirements of the Business Corporations Act (Ontario), as more particularly described in the accompanying management information circular; and

5.	TO TRANSACT such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The Issuer delivers its proxy materials to Shareholders using the “notice-and-access” system (“Notice and Access”), which involves the Issuer providing its proxy materials to Shareholders over the internet. We believe that this delivery process expedites Shareholders’ receipt of proxy materials and lowers the costs and reduces the environmental impact of the Meeting. Under Notice and Access, instead of receiving printed copies of the Meeting Materials, Shareholders receive a Notice and Access notification (the “Notice and Access Notification”) containing details of the Meeting date, location and purpose, as well as information on how they can access the Meeting Materials electronically and how to vote online. The Company will send the Notice and Access Notification on or about October 6, 2017 to the Shareholders of record as at September 28, 2017. Shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials.   Other Shareholders wishing to receive a printed copy of the Meeting Materials should follow the instructions set out in the Notice and Access Notification.

The accompanying management information circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

DATED at Toronto, Ontario this 29th day of September, 2017.

BY ORDER OF THE BOARD OF DIRECTORS

“Denis J. Gallagher”

Chairman of the Board of Directors Student Transportation Inc.

TABLE OF CONTENTS

PROXY SOLICITATION AND VOTING	2
Solicitation of Proxies	2
Appointment and Revocation of Proxies	2
Voting of Proxies	3
INFORMATION FOR BENEFICIAL HOLDERS OF SECURITIES	3
VOTING SECURITIES OF ISSUER AND PRINCIPAL HOLDERS THEREOF	4
MATTERS TO BE CONSIDERED AT THE MEETING	4
EXECUTIVE COMPENSATION	7
Compensation Discussion and Analysis	7
Objectives of the Issuer’s Compensation Program	7
Significant Elements of Executive Compensation	7
Setting Executive Compensation	15
Risks Associated with Compensation Policies and Practices	21
Hedging of Equity-Based Compensation or Securities of Issuer	21
Performance Graph	21
Summary Compensation Table	22
Employment Agreements with Named Executive Officers	23
Incentive Plan Awards	29
Outstanding Share-Based Awards	29
Value Vested or Earned During the Year	29
Termination and Change of Control Benefits	29
Description of Termination and Payment Terms.	30
Estimated Incremental Payments and Other Benefits upon Termination.	31
Other Conditions and Obligations regarding Payments	32
Director Compensation	33
Director Compensation Table	33
Director Compensation Arrangements	34
Deferred Share Unit Plan	34
Indebtedness of Directors and Officers	34
Payments to Directors as Consultants or Experts	35
AUDITOR’S FEES	35
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	35
DIRECTORS’ AND OFFICERS’ INSURANCE	35
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	35
Determination of Compensation	40
OTHER BUSINESS	42
ADDITIONAL INFORMATION	42
APPROVAL OF DIRECTORS	42

STUDENT TRANSPORTATION INC.

INFORMATION CIRCULAR

This information circular (the “Circular”) is furnished in connection with the solicitation of proxies by or on behalf of management of Student Transportation Inc. (the “Issuer”) for use at the annual and special meeting (the “Meeting”) of holders (the “Shareholders” or “Holders”) of common shares (“Common Shares”) of the Issuer to be held on the 9th day of November, 2017 at The Gallery, Toronto Stock Exchange Broadcast & Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario commencing at 2:00 p.m. (Toronto time), and at all postponements or adjournments thereof, for the purposes set forth in the accompanying Notice of Meeting.

PROXY SOLICITATION AND VOTING

Solicitation of Proxies

The solicitation of proxies for the Meeting will be made primarily by mail, but proxies may also be solicited personally, in writing or by telephone by employees of the Issuer, at nominal cost. The Issuer will bear the cost in respect of the solicitation of proxies for the Meeting and will bear the legal, printing and other costs associated with the preparation of this Circular.

The information contained herein is given as of the 29th day of September, 2017, except where otherwise noted.

Notice and Access

National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) and National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) allow for the use of a “notice-and-access” regime (“Notice-and-Access”) for the delivery of proxy-related materials. The Issuer uses Notice-and-Access to distribute the Circular, the notice of meeting, the Issuers’ annual financial statements for Fiscal 2017, and management’s discussion & analysis accompanying the Fiscal 2017 annual financial statements, (collectively, the “Meeting Materials”) to Shareholders. Through Notice-and-Access, the Issuer will distribute its Meeting Materials to Shareholders over the internet, instead of mailing paper copies. The Issuer believes that the benefits of Notice-and-Access are as follows: (i) Shareholders will have more immediate access to the Meeting Materials; (ii) the Issuer will substantially reduce printing, postage and related material costs associated with the printing and mailing of the Meeting Materials; and (iii) the Issuer is promoting environmental responsibility by decreasing the large volume of paper documents generated in connection with the Meeting.

Under Notice and Access, the Issuer will (a) post the Meeting Materials on a website other than SEDAR and (b) send a notice to Shareholders that will include (i) basic information about the meeting and the matters to be voted on; (ii) instructions on how to obtain a paper copy of the Meeting Materials; and (iii) a plain-language explanation of how the notice and access system operates and how the Meeting Materials can be accessed online (the “Notice and Access Notification”).

On or about October 6, 2017, the Issuer will send to Shareholders a notice package containing the Notice and Access Notification and the relevant voting document (a form of proxy or voting instruction form).

The Issuer has determined that those beneficial Shareholders with existing instructions on their account to receive paper material will receive a paper copy of the Circular with the Notice.

Appointment and Revocation of Proxies

Together with this Circular, Shareholders will also be sent a form of proxy. The persons named in such proxy are officers of the Issuer. A Shareholder who wishes to appoint some other person to represent him or her at the Meeting may do so by crossing out the persons named in the enclosed proxy and inserting such person’s name in the blank space provided in the form of proxy or by completing another proper form of proxy. Such other person need not be a Shareholder of the Issuer. To be valid, proxies must be deposited at the offices of Computershare Investor Services Inc. (“Computershare”), 9th Floor, North Tower, 100 University Avenue, Toronto, Ontario, M5J 2Y1, so as not to arrive later than 2:00 p.m. (Toronto time) on November 7, 2017, or be deposited with the Chair of the Meeting prior to the commencement of the Meeting. If the Meeting is adjourned, proxies must be deposited 48 hours (excluding Saturdays, Sundays and holidays), before the time set for any reconvened meeting at which the proxy is to be used, or be deposited with the Chair of the Meeting.

The document appointing a proxy must be in writing and completed and signed by a Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. Persons signing as officers, attorneys, executors, administrators, trustees, etc., should so indicate and provide satisfactory evidence of such authority.

A Shareholder that has given a proxy may revoke the proxy: (a) by completing and signing a proxy bearing a later date and depositing it as aforesaid; (b) by depositing an instrument in writing executed by the Shareholder or by his or her attorney authorized in writing: (i) at the registered office of the Issuer at any time up to and including the last business day preceding the day of the applicable Meeting, or any adjournment thereof, at which the proxy is to be used, or (ii) with the Chair of the Meeting prior to the commencement of such Meeting on the day of such Meeting or any adjournment thereof; or (c) in any other manner permitted by law.

Voting of Proxies

The persons named in the accompanying form of proxy will vote Common Shares in respect of which they are appointed, on any ballot that may be called for, in accordance with the instructions of the Shareholder as indicated on the proxy. In the absence of such specification, such Common Shares will be voted: (a) FOR the election, separately, of each of the eight nominees to the board of directors listed under the heading “Matters to be Considered at the Meeting - Election of Directors”; (b) FOR the appointment of Ernst & Young LLP as auditors of the Issuer and the fixing of the remuneration of the auditors; and (c) FOR the approval of an ordinary resolution (the “By-Law Amendment Resolution”) approving, ratifying and confirming certain amendments to the Issuer’s By-Law No. 1 to align the residency requirements of the board of directors with the current requirements of the Business Corporations Act (Ontario) (the “OBCA”), as more particularly described herein.

The persons appointed under the form of proxy are conferred with discretionary authority with respect to amendments to or variations of matters identified in the form of proxy and Notice of Meeting and with respect to other matters that may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of printing this Circular, the directors of the Issuer (the “Directors”) know of no such amendments, variations or other matters.

INFORMATION FOR BENEFICIAL HOLDERS OF SECURITIES

Information set forth in this section is very important to persons who hold Common Shares otherwise than in their own names. Materials in connection with the Meeting are being sent to both registered and non-registered owners of the Common Shares. If you are a non-registered owner, and the Issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

A non-registered securityholder of the Issuer (a “Beneficial Holder”) who beneficially owns Common Shares, but such Common Shares are registered in the name of an intermediary (such as a securities broker, financial institution, trustee, custodian or other nominee who holds securities on behalf of the Beneficial Holder or in the name of a clearing agency in which the intermediary is a participant), should note that only proxies or instructions deposited by securityholders whose names are on the records of the Issuer as the registered holders of Common Shares can be recognized and acted upon at the Meeting.

Common Shares that are listed in an account statement provided to a Beneficial Holder by a broker are registered in the name of CDS Clearing and Depository Services Inc. (“CDS”) or its nominee and not in the Beneficial Holder’s own name on the records of the Issuer.

Applicable regulatory policy in Canada requires brokers and other intermediaries to seek voting instructions from Beneficial Holders in advance of securityholders’ meetings. Every broker or other intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Holders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Holder by its broker is identical to that provided to registered securityholders. However, its purpose is limited to instructing the registered securityholder how to vote on behalf of the Beneficial Holder. Most brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications (“ADP”). ADP typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Holders and asks Beneficial Holders to return the voting instruction forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions representing the voting of the securities to be represented at the Meeting. A Beneficial Holder receiving an ADP voting instruction form cannot use that voting instruction form to vote Common Shares directly at the Meeting. The voting instruction form must be returned to ADP well in advance of the Meeting in order to have the Common Shares voted.

Although Beneficial Holders may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of their broker or other intermediary, a Beneficial Holder may attend at the Meeting as proxyholder for the registered holder and vote their Common Shares in that capacity. Beneficial Holders who wish to attend the Meeting and indirectly vote their own Common Shares as proxyholder for the registered holder should enter their own names in the blank space on the form of proxy or voting instruction form provided to them and return the same to their broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Meeting.

VOTING SECURITIES OF ISSUER AND PRINCIPAL HOLDERS THEREOF

The Issuer is authorized to issue an unlimited number of Common Shares. As of the date of this information circular, there were 94,881,876 Common Shares outstanding. At the Meeting, each Shareholder of record at the close of business on September 28, 2017, the record date established for the notice of the meeting (the “Record Date”), will be entitled to one vote for each Common Share held on all matters proposed to come before the Meeting.

To the knowledge of the Directors, as at the date hereof, no persons beneficially own or exercise control or direction over Common Shares carrying 10% or more of the votes attached to the issued and outstanding Common Shares. The Caisse de Dépôt et Placement du Québec holds 7,997,018 Common Shares, representing approximately 8.4% of the total Common Shares outstanding.

MATTERS TO BE CONSIDERED AT THE MEETING

1.	Election of Directors

The number of directors to be elected at the Meeting has been fixed at eight. The persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, intend to vote for the election, as directors, of the proposed nominees whose names are set out below. It is not contemplated that any of the proposed nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee at their discretion. Each Director elected will hold office until the next annual meeting or until his successor is elected or appointed.

On September 24, 2009, the board of directors reviewed and adopted a majority voting policy, which was amended by the board of directors on August 16, 2017. Under this policy, a director who is elected in an uncontested election with more votes withheld than cast in favour of his or her election will be required to tender his or her resignation to the Chairman of the board. The resignation will be effective when accepted by the board. The Compensation, Nominating and Governance Committee (the “CNG Committee”) of the Issuer and the board will consider the resignation and determine whether or not the resignation should be accepted. For more information on this policy, please see “Statement of Corporate Governance Practices, Item 6 – Nomination of Directors”.

The following table sets forth the names of, and certain information for, the eight persons proposed to be nominated for election as directors. Biographies for the directors, which include a summary of each director’s principal occupation and employment within the five preceding years and any cease-trade orders and bankruptcies, are set out at pages 35 to 38 of the Issuer’s annual information form dated September 28, 2017 (the “AIF”), which section is incorporated by reference herein. The AIF can be found under the Issuer’s profile at www.sedar.com. Upon request, the Issuer will provide a copy of the AIF free of charge to a securityholder of the Issuer.

Name & Place of Residence	Principal Occupation	Date Appointed as a Director	Ownership or Control Over Common Shares (1)	DSU Units issued under DSU Plan of the Issuer(6)
Denis Gallagher (4) New Jersey, United States	Chairman and Chief Executive Officer of the Issuer	September 2004	1,400,054	--
Irving Gerstein (2)(3)(9) Ontario, Canada	Corporate Director	October 2004	132,790	24,227
George Rossi (3)(10) Quebec, Canada	Corporate Director	October 2004	7,100	24,227
David Scopelliti (2)(3)(7) Connecticut, United States	Chief Executive Officer of Alcentra Capital Corporation, and Chief Investment Officer of Alcentra NY, LLC, a subsidiary of The Bank of New York Mellon Corporation	October 2004	19,656	63,501
Barbara Basney (8) Connecticut, United States	VP, Global Brand Advertising and Media, Xerox Corp.	November 2014	--	16,796
Wendi Sturgis (5) New York, United States	EVP, Enterprise Sales and Services, Yext, Inc.	December 2013	3,000	18,699
Victor Wells (2)(3)(7) Ontario, Canada	Corporate Director	September 2006	7,400	49,514
Kenneth Needler (2) Ontario, Canada	Corporate Director	September 2004	23,174	24,227

Notes:

(1)	All numbers and values in this table are stated as at June 30, 2017. The information as to Common Shares beneficially owned, directly or indirectly, including by associates or affiliates, not being within the knowledge of the Issuer, has been confirmed by the respective nominees individually.

(2)	Member of CNG Committee.
(3)	Member of the Audit Committee of the Issuer.
(4)	Chairman of the board of directors of the Issuer.
(5)	Chairperson of the Innovation and Technology Committee.
(6)	Commencing for the fiscal year ended June 30, 2016, each independent director earns annual DSU Units having a value of US$40,000. This resulted in each director receiving a grant of 6,842 DSU Units relating to their fiscal 2017 service. See “Executive Compensation – Director Compensation”.
(7)	Member of the Compensation Committee (the “Compensation Committee” and, together with the CNG Committee, the “Compensation Committees”) of the direct U.S. subsidiary of the Issuer, Student Transportation of America Holdings, Inc. (“STA Holdings”), which in turn owns 100% of the stock of the primary operating subsidiary of the Issuer, Student Transportation of America, Inc. (“STA”).
(8)	Member of the Innovation and Technology Committee.
(9)	Chairman of the CNG Committee of the Issuer.
(10)	Chairman of the Audit Committee of the Issuer.

Director Equity Ownership Policy

The board of directors has adopted a mandatory Director Share Ownership Policy in order to further align the interests of the Issuer’s independent directors with the long-term interests of the Shareholders. The policy provides that all independent directors are required to acquire (and thereafter maintain ownership of) common share equity, which will include Notional Shares (as defined below) under the Issuer’s DSU Plan, with a fair market value equal to a minimum of US$150,000 within a period of three (3) years from the date of adoption of the policy or, in the case of new directors appointed after the adoption of the policy, three (3) years from the date of their respective appointments. For purposes of the policy, share ownership includes any shares owned, directly or indirectly, by a director or his or her immediate family members or held by such person or his or her immediate family members as part of a tax or estate plan, and DSUs issued under the DSU Plan. For purposes of determining compliance with the policy, the value of a share means an assumed per share value based on the average of the closing price of a Common Share on the last trading day of each of the previous four fiscal quarters, adjusted to United States dollars if necessary to match the US$150,000 requirement. The above policy was adopted in June 2015 and was re-approved in September 2017.

The Issuer’s DSU Plan was adopted in 2007. Amounts contributed to the DSU accounts, and accrued notional dividends earned thereon, are immediately vested and can be redeemed only once a director ceases serving on the board. In accordance with the Issuer’s director compensation structure, all of the directors receive 50% of their annual retainer in the form of DSUs in lieu of cash, unless a director elects a higher percentage. See “Compensation of Directors” below for further information about directors’ compensation.

2.	Appointment of Auditors

It is proposed that the firm of Ernst & Young LLP be re-appointed as auditors of the Issuer, to hold office until the next annual meeting of the Shareholders or until their successor is appointed, and that the directors be authorized to fix the remuneration of the auditors.

Ernst & Young LLP has been the auditor of the Issuer since December 9, 2004. The persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, will vote such proxies in favour of a resolution to appoint Ernst & Young LLP as auditors of the Issuer and authorize the directors to fix their remuneration.

3.	Financial Statements

The annual report, the financial statements of the Issuer for the fiscal year ended June 30, 2017, and the Auditors’ Report thereon accompanying this Circular, will be placed before the Shareholders at the Meeting for their consideration. No formal action will be taken at the Meeting to approve the financial statements. If any Shareholder has questions regarding such financial statements, such questions may be brought forward at the Meeting.

4.	Special Business – Amendment to By-Law No. 1

On August 16, 2017, the board of directors approved certain amendments to the Issuer’s By-Law No. 1 (the “By-Law Amendment”) to update the director residency requirements to conform with the provisions of the OBCA and to reflect customary practices of other publicly-traded companies. The By-Law Amendment is reflected in Schedule “C” to this Circular.

By-Law No. 1 required that a majority of the directors of the Issuer be resident Canadians. At the time of the adoption of By-Law No. 1, this requirement was consistent with the requirements of the OBCA. However, since the adoption of By-Law No. 1, the OBCA has been amended to reduce the minimum number of directors of a corporation who must be resident Canadians to 25%, and a similarly modified residency requirement has been adopted by many Canadian public companies. In order to remain consistent with its governing statute and customary practices of other publicly-traded companies, and to provide the Issuer with maximum flexibility in the selection of qualified directors, the By-Law Amendment reduces the minimum number of directors of the Issuer who must be resident Canadians from a majority to 25%.

The By-Law Amendment also removes the requirement for a quorum of the directors, and each committee of the board of directors, to include a majority of directors who are resident Canadians as this is no longer required under the OBCA.

Pursuant to the provisions of the OBCA, the By-Law Amendment will cease to be effective unless ratified and confirmed by the Shareholders at the Meeting. At the Meeting, Shareholders will be asked to approve the By-Law Amendment Resolution, the full text of which is set forth in Schedule “B” to this Circular, approving, ratifying and confirming the By-Law Amendment. The By-Law Amendment Resolution must be passed by a majority of the votes cast on this matter by Shareholders present in person or by proxy at the Meeting.

The board of directors has approved the terms of the By-Law Amendment, and recommends that Shareholders vote FOR the approval of the By-Law Amendment Resolution.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Objectives of the Issuer’s Compensation Program

The Issuer’s executive compensation program is designed to achieve the following objectives:

(a)	Recruitment and Retention of High Quality Experienced Personnel

The Issuer operates in markets in which personnel with the requisite skills and relevant industry experience have become more difficult to identify each year and the Issuer generally operates in smaller markets than its larger competitors. Accordingly, the board and the Compensation Committees believe that providing competitive compensation enables the Issuer to recruit and retain qualified executives and other personnel. A competitive base salary is essential for this purpose. Also, the board and the Compensation Committees believe that providing opportunities to earn increased levels of compensation based on performance further encourages the retention of the Issuer’s executives, while at the same time creating incentives for management to both generate growth opportunities and protect and increase the value of the Issuer.

(b)	Aligning Executives’ Interests with the Interests of the Issuer’s Shareholders

By offering incentives that link a portion of the executives’ compensation to the Issuer’s performance, the board, and the Compensation Committees seek to balance both short-term and long-term interests of the Issuer’s Shareholders. This is accomplished by using a variety of performance-based measures and payout periods which are described in greater detail below under the heading “Significant Elements of Executive Compensation”.

(c)	Reward Individual Results and Recognize Accomplishments

In addition to incentives based on the Issuer’s performance, the board and the Compensation Committees believe it is important to reward the accomplishments of individuals which may not be solely reflected in objective financial performance measures. Accordingly, the Compensation Committees encourage that a portion of an executive’s bonus compensation be conditional on pre-established personal or qualitative goals for that individual. A discretionary bonus may be awarded to an executive for exceptional individual performance in unique circumstances. In relation to the Issuer’s unique business, qualitative goals may include, among other factors, financial management, effective assembly of a strong management organization, safety measures, cost management, or capital procurement and management. Other factors considered in respect of individual performance are discussed below under the heading “Factors Considered in Determining Compensation – Performance.”

Significant Elements of Executive Compensation

The board of directors and the Compensation Committees seek to achieve and balance the objectives of the Issuer’s compensation program through the use of some or all of the following elements of compensation:

(a)	Base Salary

When setting an executive’s base salary the Compensation Committees primarily consider the following:

(i)	Scope of responsibility;
(ii)	Performance;
(iii)	Skills and experience; and
(iv)	Compensation paid by comparable companies.

The Compensation Committees do not, however, use a specific formula in setting an executive’s base salary and may consider a variety of factors, including those described below under the heading “Setting Executive Compensation – Factors Considered in Determining Compensation”.

Base salary for the Issuer’s CEO is reviewed annually by the Compensation Committees, although at the present time it is circumscribed within his employment agreement. The base salaries of the other Named Executive Officers (as defined herein) are reviewed at least annually by the CEO, who consults at times with the Compensation Committees regarding changes. Additional information regarding base salaries paid to the Named Executive Officers during 2017 is set forth below under the headings “Compensation for Fiscal 2017 – Base Salary” and “Summary Compensation Table”.

(b)	Short-Term Incentive Plan

Annual Cash Bonus Incentive Plan

The Issuer has, in conjunction with entering into employment agreements with certain of its executives, adopted an annual cash bonus incentive plan (the “STIP”) in order to align the interests of the Issuer’s executives with the interests of the Issuer’s Shareholders over the short-term. Payments under STIP awards are determined based upon the Issuer achieving certain short-term strategic, financial and/or operational targets. The CEO’s STIP awards are determined annually by the Compensation Committees and the STIP awards for other Named Executive Officers are determined annually by the CEO.

For the 2017 fiscal year, the applicable performance measures utilized to determine awards to the CEO under the STIP were (i) year to year growth in school bus operations revenue (determined 10% of the potential bonus), (ii) an annual earnings before interest, taxes, depreciation and amortization and operating lease expense (“EBITDA”) margin test for school bus operations (determined 20% of the potential bonus), (iii) an annual Return On Assets test (determined 25% of the potential bonus), (iv) a payout ratio test based on the amount of the Company’s gross cash flow that was distributed by the Issuer in fiscal 2017 (determined 25% of the potential bonus), (v) a test based on annual growth in the Company’s EBITDA from fiscal year 2016 to fiscal year 2017, on a same-store sales basis, excluding acquisitions (determined 15% of the potential bonus) and (vi) the achievement of agreed qualitative performance goals set by the Compensation Committees at the start of each fiscal year (determined 5% of the potential bonus). Mr. Gallagher’s STIP is incorporated into his employment contract, and amendments thereto, and further details regarding the STIP are provided below under the heading “Employment Agreements with Named Executive Officers”.

For the 2017 fiscal year, the applicable performance measures utilized to determine a substantial amount of each of the awards under the STIP for the other Named Executive Officers were tied to the Issuer’s performance against its annual financial plan, with primary consideration given to the same five (5) key economic measures as set out above for the Company’s CEO, and other achievement targets as determined in the discretion of the Issuer’s CEO. The CEO may also consider other qualitative factors in arriving at the final STIP award to be granted to the other Named Executive Officers. The CEO liaises with the Compensation Committees contemporaneously with the finalization of these bonus awards.

STIP Awards Granted in Fiscal 2017

Information regarding the Named Executive Officers’ receipt of STIP awards made in fiscal 2017 and fiscal 2018 is set forth below under the headings “Compensation for Fiscal 2017 – Short-Term Incentive Plan”, “Final EIP Share Awards Granted in Fiscal Year 2017” and “Summary Compensation Table”.

(c)	Long-Term Incentive Plan

Performance Share Grant Plan

On September 30, 2016, the board of directors of the Issuer approved the adoption of a new performance share grant plan (the “PSG Plan”) of the Issuer. Prior to the implementation of the PSG Plan, the Issuer had in place an Equity Incentive Plan (the “EIP”), which provided for the issuance of certain shares (“EIP Shares”) of STA Holdings, a subsidiary of the Issuer, to employees and senior management. The EIP was used primarily for fulfilling the long-term incentive plan (the “LTIP”) of the Issuer and awards granted under the EIP were based largely on the achievement of certain pre-defined performance measures.

Following the completion of the 2016 fiscal year, all available shares under the EIP had been fully issued and the Issuer no longer had a long-term compensation plan with which to attract, retain and motivate existing and future employees, and align their interests with those of the Issuer and its Shareholders. Accordingly, while the board of directors and CNG Committee had determined that the EIP program had been highly successful in achieving the objectives described above, the PSG Plan was implemented by the Issuer to further these goals with the issuance of the same Common Shares held by the Issuer’s Shareholders. The PSG Plan was approved by Shareholders at the Issuer’s annual and special meeting of Shareholders held on November 8, 2016.

A summary of the key terms of the PSG Plan is set out below. The following information is intended as a brief description of the PSG Plan and is qualified in its entirety by the full text of the PSG Plan, a copy of which is available under the Issuer’s profile at www.sedar.com.

Purpose

The purpose of the PSG Plan is to: (a) align the interests of management and employees with those of the Shareholders; (b) assist in attracting, retaining and motivating key personnel of the Issuer by making a significant portion of their incentive compensation directly dependent upon achieving key strategic, financial and operational objectives that are critical to the ongoing growth and profitability of the Issuer; (c) optimize the performance of the Issuer through incentives which are consistent with the Issuer’s goals; and (d) provide management and employees with an incentive for excellence in individual performance.

Administration

The PSG Plan is administered by the members of the CNG Committee (or such other committee or persons as may be designated by the board of directors from time to time to administer the PSG Plan) (the “Administrators”), who have, subject to the terms of the PSG Plan, the sole and complete authority to make all determinations and to take all actions necessary or advisable for the implementation and administration of the PSG Plan. The Administrators have the authority to, among other things, (a) determine the aggregate number of PSG Units available for allocation in respect of each Performance Period (as defined herein); (b) determine the number of PSG Units to be allocated to each Designated Participant (as defined herein) and the allocation date thereof; (c) interpret and construe the provisions of the PSG Plan; (d) determine and establish the annual performance measures that shall apply to the vesting of the PSG Units allocated under the PSG Plan and evaluate and assess the extent to which such performance measures have been achieved in order for such PSG Units to become vested; and (e) adopt, amend and rescind administrative guidelines and other rules and regulations for implementing the PSG Plan.

Determination of Designated Participants

Officers and employees of the Issuer and its Related Entities (as defined in the PSG Plan) are eligible to participate in the PSG Plan (each, an “Eligible Person”). However, for each fiscal year of the Issuer (each, a “Performance Period”), the Administrators will determine the persons, from among the Eligible Persons, who will be allocated PSG Units in respect of such Performance Period (each, a “Designated Participant”). For certainty, in no event shall a non-executive director of the Issuer or any of its Related Entities be entitled to participate in the PSG Plan.

Allocation of PSG Units

At the beginning of each Performance Period, the Administrators shall allocate a number of PSG Units to each Designated Participant in respect of such Performance Period, the market value of which number of units shall not exceed the amount of such Designated Participant’s base salary (unless otherwise specified in such Designated Participant’s employment agreement). Each allocation of PSG Units will be communicated to a Designated Participant by way of delivery of a written agreement (an “Award Agreement”) executed and delivered at such time and in such format as determined in the discretion of the CNG Committee. The Designated Participant shall execute and return the Award Agreement to the Issuer within 30 days of receipt thereof. No certificates shall be issued with respect to PSG Units.

Determination of Performance Measures

At or prior to the time the Administrators allocate PSG Units to Designated Participants for a Performance Period, the board of directors shall, in its discretion, and upon the recommendation of the CNG Committee, determine the performance measures, standards, metrics, goals and/or objectives (which may include Issuer- and/or individual-related criteria) that will apply to each such allocation of PSG Units to Designated Participants for that Performance Period, and that will be used to determine the degree to which there will be vesting of such PSG Units into Common Shares. Performance measures in any Performance Period may include (without limitation) total shareholder return, payout ratio, return on assets, EBITDA margin or other financial measures, or qualitative personal performance goals.

The goals, performance measures, financial targets and award levels applicable to the Performance Period for the Issuer’s 2018 fiscal year have been determined by the board of directors (upon the recommendation of the CNG Committee) to be as follows, with each of the five tests or measures having a relative weighting as indicated:

Measure		Description	Fiscal 2018 Target
Total Shareholder Return (10%)	•	Calculated using the simple average trading price of the Common Shares for the 30-day period ending on the last day of the 2017 fiscal year, as compared to the simple average trading price of the Common Shares for the 30-day period ending on the last day of the 2018 fiscal year, and then adding the effect of all dividends paid in the 2018 fiscal year	8%
Payout Ratio	•	Based on the amount of the Issuer’s gross cash flow that is paid out in the form of distributions in the 2018 fiscal year	68.6%
(20%)	•	This test will exclude extraordinary items (as determined by the board of directors)
Return on Assets (“ROA”) (30%)	•	An annual return on assets test for the operations	5.2%
EBITDA Margin (25%)	•	Annual earnings before interest, taxes, depreciation and amortization and operating lease expense (“EBITDA”) margin test for the operations	19.3%
Qualitative Goals (15%)	•	The achievement of certain agreed qualitative personal performance goals, set by the Compensation Committee or CEO (or his designate) near the start of each fiscal year, which generally will center around qualitative factors. Performance against this personal set of goals will be determined in the discretion of the board of directors.	TBD

Achievement of 100% of “target performance”, or more, will result in 100% of the potential stock award being granted in shares.

Achievement of 80% of “target performance” will result in only 35% of the potential stock award being granted in shares. No stock award attributable to a measure will be granted if the results achieved for that measure are at less than 80% of “target performance”.

Achievement of a performance level between 80% and 100% of “target performance” for a measure will result in the actual amount of shares issued being a number between: (i) 35% of the potential stock award; and (ii) the maximum potential stock award, based upon linear interpolation between the two points. A chart demonstrating the granting of awards attributable to levels of partial achievement is set out below.

For the 2019 fiscal year Performance Period and each Performance Period thereafter, the goals, performance measures, financial targets and award levels shall be determined by the board of directors, in its sole discretion and upon the recommendation of the CNG Committee, and as such, may be different, and may have different weighting, than the goals, performance measures, financial targets and award levels set out above for the 2018 fiscal year.

Dividend Equivalents

Whenever cash dividends are paid on the Common Shares, a notional amount will be credited to a Designated Participant’s account for each PSG Unit recorded therein as of the record date equal to the cash dividend paid per Common Share. The notional amount credited to the Designated Participant’s account shall only be paid to the Designated Participant if the PSG Unit to which it relates has vested in accordance with the terms of the PSG Plan, and shall be paid in cash to such Designated Participant at the same time as when such PSG Unit is redeemed.

Limitations

The aggregate maximum number of Common Shares available for issuance under the PSG Plan is 3,000,000 Common Shares (subject to adjustment in the event of a stock dividend, stock split, combination or exchange of shares, merger, amalgamation, arrangement or other scheme of reorganization, spin-off or other distribution of the Issuer’s assets to shareholders (other than the payment of cash dividends in the ordinary course), or any other change in the capital of the Issuer affecting Common Shares), representing approximately 3.2% of the issued and outstanding Common Shares as of the date hereof. To the extent PSG Units are forfeited or cancelled before redemption, the Common Shares subject to such PSG Units will be added back to the number of Common Shares reserved for issuance under the PSG Plan and such Common Shares will again become available for PSG Unit grants under the PSG Plan.

The number of securities issuable to Insiders (as defined in the PSG Plan), at any time, under all security based compensation arrangements of the Issuer including, without limitation, this PSG Plan, shall not exceed 5% of the issued and outstanding Common Shares calculated on a non-diluted basis. The number of securities issued to Insiders, within any one-year period, under all security based compensation arrangements of the Issuer including, without limitation, this Plan, shall not exceed 5% of the issued and outstanding Common Shares calculated on a non-diluted basis.

Vesting of PSG Units

(i)       Determination of Performance Percentage

On a date following the end of each Performance Period (the “Determination Date”), which shall be within 10 business days after the date on which the board of directors approves the Issuer’s annual financial statements for such Performance Period but not later than, assuming the Performance Period ends on or about the 30th day of June, the 7th day of September immediately following the end of such Performance Period), the Administrators shall determine, in their sole discretion, whether and to what extent each Designated Participant achieved the performance measures applicable to his or her PSG Units for such Performance Period. The Administrators will on the Determination Date assign a percentage for each allocation of PSG Units from 0 per cent to 100 per cent, which will reflect the level at which the Designated Participant attained the performance measures (the “Performance Percentage”). In no event shall the Performance Percentage be greater than 100 per cent, such that no Designated Participant will be entitled to vested PSG Units for a Performance Period in excess of the PSG Units allocated to such Designated Participant on the original allocation date for such Performance Period.

(ii)       Vesting based on Performance Percentage

The number of PSG Units allocated to a Designated Participant for a Performance Period that will vest will be calculated by multiplying the aggregate number of such PSG Units by the applicable Performance Percentage. The resulting PSG Units will vest over a three-year period starting approximately from the original allocation date of such PSG Units (as to one-third of such PSG Units per year), with the first one-third of such PSG Units to vest on the applicable Determination Date.

(iii)       Vesting on Death or Incapacity to Work

If a Designated Participant dies or is incapable of working as a result of physical or mental incapacity, all unvested PSG Units credited to such Designated Participant’s account will immediately vest on the date of termination of his or her employment.

(iv)       Vesting on Termination without Cause or upon Resignation for Good Reason

If a Designated Participant is terminated without Cause (as defined in the PSG Plan) or resigns for Good Reason (as defined in the PSG Plan or the Designated Participant’s employment agreement, as applicable), the number of unvested PSG Units credited to such Designated Participant’s account that will vest will be calculated by multiplying, for each allocation of PSG Units, the aggregate number of such PSG Units by the applicable Performance Percentage. A pro rata portion of the resulting PSG Units will vest on the date of termination of such Designated Participant’s employment, based on the number of days that the Designated Participant was actively employed during the applicable Performance Period divided by the number of days comprising the applicable Performance Period.

For any PSG Units for which the applicable Performance Percentage has not been determined as of the date of such Designated Participant’s termination of employment, the Administrators will determine the proportional achievement of the performance measures and the corresponding Performance Percentage applicable to the allocation of PSG Units.

(v)       Vesting on Termination for Cause or upon Resignation (other than for Good Reason)

If a Designated Participant is terminated for Cause or resigns (other than for Good Reason), all unvested PSG Units credited to such Designated Participant’s account will immediately expire as of the date of such Designated Participant’s termination of employment.

(vi)       Vesting on Change of Control

If a Change of Control (as defined in the PSG Plan) occurs and the employment of a Designated Participant is terminated (other than for Cause or due to the resignation of such Designated Participant (other than for Good Reason)) within twelve (12) months following the occurrence of such Change of Control, the number of unvested PSG Units credited to such Designated Participant’s account that will vest will be calculated by multiplying, for each allocation of PSG Units, the aggregate number of such PSG Units by the applicable Performance Percentage. The resulting PSG Units shall vest on the date of termination of the Designated Participant’s employment.

For any PSG Units for which the applicable Performance Percentage has not been determined as of the date of such Designated Participant’s termination of employment, the Administrators will determine the proportional achievement of the performance measures and the corresponding Performance Percentage applicable to the allocation of PSG Units.

Redemption of PSG Units

PSG Units will be redeemed for Common Shares within 5 business days after the PSG Unit is fully vested. Each vested PSG Unit will be redeemed for one Common Share.

Clawback

In order to further align the interests of management and employees with those of the Shareholders, the PSG Plan includes a recoupment provision applicable to the PSG Units, notional amounts credited to a Designated Participant’s account in connection with the payment of dividends and any Common Shares and cash issued or issuable upon redemption of a PSG Unit, as well as any proceeds resulting from any sale or other disposition of Common Shares issued or issuable upon redemption of a PSG Unit (collectively, “PSG Compensation”). Under the PSG Plan, if, as a result of a restatement of the Issuer’s financial statements due to the Issuer’s material noncompliance with any financial reporting requirement under applicable securities laws, a Designated Participant received more PSG Compensation than the Designated Participant would have received absent the incorrect financial statements, the Issuer shall recover said excess PSG Compensation (defined as the excess of (i) the actual amount of PSG Compensation paid to the Designated Participant over (ii) the PSG Compensation that would have been paid based on the restated financial results during the three-year period preceding the date on which the Issuer is required to prepare such restatement). The PSG Plan also provides that if the Administrators make a determination, in their sole discretion, that a Designated Participant engaged in an act of embezzlement, fraud, breach of fiduciary duty or any other misconduct which constitutes just cause for dismissal during the Designated Participant’s employment, whether or not such misconduct contributes to an obligation to restate the Issuer’s financial statements, the Administrators may require reimbursement or forfeiture of all or part of the PSG Compensation received by the Designated Participant to the extent of the amount of damages suffered, or which would be a reasonable pre-estimate of the damages that would be suffered, by the Company as a result of the misconduct. The Administrators may use their judgment in determining the amount to be recovered.

Amendment

The Administrators may amend, suspend or terminate the PSG Plan at any time without shareholder approval, unless shareholder approval is required by law or by the rules, regulations and policies of the TSX, provided that, without the consent of a Designated Participant, such amendment, suspension or termination may not in any manner adversely affect the Designated Participant’s rights.

Subject to the terms of the PSG Plan, the Administrators may approve amendments relating to the PSG Plan, without obtaining shareholder approval, to the extent that such amendment:

•	is of a typographical, grammatical, clerical or administrative nature or is required to comply with applicable regulatory requirements, including the rules of the TSX and NASDAQ, in place from time to time;

•	is an amendment to the PSG Plan respecting administration of the PSG Plan;

•	changes the terms and conditions on which PSG Units may be or have been allocated pursuant to the PSG Plan;

•	changes the termination provisions of a PSG Unit or the PSG Plan; or

•	is an amendment to the Plan of a “housekeeping nature”.

Notwithstanding anything to the contrary contained herein, Shareholder approval will be required for the following:

•	increasing the number of securities issuable under the PSG Plan, other than in accordance with the terms of the PSG Plan;

•	making a change to the class of Eligible Persons that would have the potential of broadening or increasing participation by Insiders or introducing participation by non-executive directors of the Issuer;

•	amending the vesting provisions under the heading “Vesting of PSG Units – Vesting on Change of Control” above such that the vesting of PSG Units thereunder would be triggered solely upon the occurrence of a Change of Control;

•	extending any term of an award under this PSG Plan beyond the original expiry date of the award benefiting an Insider;

•	amending the restriction on transferability of PSG Units;

•	permitting awards other than PSG Units to be made under the PSG Plan; and

•	amending the amendment provisions of the PSG Plan.

Withholding Tax

In the event that the Issuer is required by any law or regulation of any taxing authority to withhold any taxes of any kind in connection with any payment or distribution to a Designated Participant under the PSG Plan, such Designated Participant may, prior to the redemption of vested PSG Units credited to his or her account, elect, in his or her discretion, to receive cash in lieu of Common Shares that would otherwise have been issued to such Designated Participant upon such redemption. The number of Common Shares waived in favour of receiving cash shall be that number of Common Shares having a Market Value (as defined in the PSG Plan) on the applicable vesting date equal to the amount of cash elected to be received by the Designated Participant in lieu of such Common Shares. For certainty, the number of Common Shares waived in favour of receiving cash will be added back to the number of Common Shares reserved for issuance under the PSG Plan and such Common Shares will again become available for PSG Unit grants under the PSG Plan.

Blackout Period

If a Designated Participant makes an election as described under the heading “Withholding Tax” above and the vesting date of the PSG Units for which the election has been made would occur during a Blackout Period (as defined in the PSG Plan), then, notwithstanding any other provision of the PSG Plan, the vested PSG Unit shall instead vest on the date which is 5 business days after the date on which the Blackout Period ends.

U.S. Participants

It is intended that the provisions of the PSG Plan shall be exempt from Section 409A of the U.S. Internal Revenue Code of 1986, as amended (“Section 409A”), under the exemption for short-term deferrals set forth in Treasury Regulation Section 1.409A-1(b)(4). In the event that the Administrators determine that any amounts payable under the PSG Plan will be taxable to a U.S. participant under Section 409A, the Issuer may, but shall not be required to, adopt such amendments to the PSG Plan and PSG Units and appropriate policies and procedures, including amendments and policies with retroactive effect, that the Administrators determine necessary or appropriate to preserve the intended tax treatment of the benefits provided by the PSG Plan and PSG Units thereunder; and/or take such other actions as the Administrators determine necessary or appropriate to avoid or limit the imposition of an additional tax under Section 409A.

No PSG Units nor any Common Shares issuable in respect of vested PSG Units shall be allocated or issued unless such allocation or issuance shall comply with all relevant provisions of law, including, without limitation, any applicable state securities laws, the United States Securities Act of 1933, as amended, the rules and regulations thereunder and the requirements of any stock exchange or automated inter-dealer quotation system of a registered national securities association upon which such Common Shares may then be listed.

Transferability of PSG Units

A Designated Participant shall not be entitled to transfer, assign, charge, pledge or hypothecate, or otherwise alienate, whether by operation of law or otherwise, his or her PSG Unit account, any PSG Units or any rights the Designated Participant has under the PSG Plan, other than for normal estate settlement purposes.

Share Ownership Guidelines

The Issuer has implemented Share Ownership Guidelines (“SOG”), to encourage the long term holding of shares of the Issuer by certain senior officers and managers. The objective of the SOG is that the holdings of shares of the Issuer and PSG Units (on a combined basis per person) be no less than: (i) 150% times base salary for the Named Executive Officers; (ii) for the next five most critical officers, 100% of base salary; and (iii) for the other senior managers subject to the SOG rules, 50% of base salary. The guidelines provide for a phase-in period of five years such that the person must achieve at least one-fifth toward his or her goal each year. The CNG Committee is to review this policy every two years and propose recommended changes to the Board, as appropriate.

Final EIP Share Awards Granted in Fiscal Year 2017

After the conclusion of the 2016 fiscal year, 60 of the Issuer’s executives received EIP grants the benefits of which, because they were granted under the Issuer’s STIP program, were tied wholly or partially to hurdles designed to test the quantitative financial performance of the Issuer during the 2016 fiscal year. A total of 411,767 such performance-conditioned shares were granted, having an aggregate gross value upon grant of US$2,478,837.

The applicable performance measures utilized to determine a substantial amount of each of the performance-based EIP awards issued to the Named Executive Officers were tied to the Issuer’s performance against its annual financial plan, with primary consideration given to the following five (5) key economic measures: (i) year to year growth in school bus operations revenue, (ii) an annual EBITDA margin test for school bus operations, (iii) an annual return on assets test, (iv) a payout ratio test based on the amount of the Company’s gross cash flow that was distributed by the Issuer in fiscal 2016, and (v) a test based on annual growth in the Company’s EBITDA from fiscal year 2015 to fiscal year 2016, on a same-store sales basis, excluding acquisitions. In arriving at the amount of each of the performance-based EIP awards for executives who were not Named Executive Officers, the applicable performance measures were tied to the results of the respective executives’ function or geographic area of operation, in most cases, using a regional variation of the EBITDA margin and growth tests set out above.

In addition, after the conclusion of the 2016 fiscal year, 82 of the Issuer’s executives and staff received EIP grants under the LTIP, the benefits of which were specifically conditioned upon compliance with any applicable non-compete covenants they signed in favor of the Issuer. A total of 606,346 of such time-based shares were granted, having an aggregate gross value upon grant of US$3,319,000.

Based on the above-mentioned final EIP grants made after the conclusion of the 2016 fiscal year, 411,767 of the overall 1,018,113 EIP shares granted, or 40.4% of all the final shares granted, were conditioned primarily on meeting or exceeding hurdles designed to test the quantitative financial performance of the Issuer for the 2016 fiscal year. Net EIP shares issued in connection with the overall 1,018,113 EIP grants for the 2016 fiscal year were 655,646, after participant elections to satisfy estimated tax withholdings in the form of shares.

None of the awards of the final EIP shares described above have any relation to the performance of (or compliance with conditions by) the Issuer’s executives for the 2017 fiscal year and pertain solely to the performance of (or compliance with conditions by) the Issuer’s executives for the 2016 fiscal year.

On February 23, 2017, the Issuer issued 2,282,104 Common Shares in exchange for all of the outstanding EIP Shares (the “Share Exchange”). Following the completion of the Share Exchange, all of the outstanding EIP Shares were cancelled and the Issuer owns all of the outstanding equity securities of STA Holdings.

LTIP Awards Granted in Fiscal Year 2017

After considering the final grant of EIP shares in 2017 (as described above) and the other compensation paid to executives and employees for the 2017 fiscal year, the Compensation Committees determined that the executives and employees had been appropriately compensated for their performance in fiscal 2017 and elected to defer the initial grant of PSG Units under the PSG Plan until fiscal 2018.

(d)	Discretionary Bonuses

The board of directors, the CNG Committee and the Compensation Committee have discretionary authority to award an annual cash bonus that is separate from the STIP in order to reward exceptional individual results and accomplishments in extraordinary situations. For persons other than the Named Executive Officers, the CEO has discretionary authority to award an annual cash bonus in order to reward exceptional individual results and accomplishments in these situations. No such discretionary extraordinary bonuses were paid to any of the Named Executive Officers in fiscal 2017. See “Compensation for Fiscal 2017 – Discretionary Bonus”.

(e)	Other Benefits

Certain other benefits and perquisites are provided to the Issuer’s executives that may include, among other things, those described below under the heading “Employment Agreements with Named Executive Officers”. Additional information regarding the other benefits and perquisites paid to certain Named Executive Officers in 2017, as well as the terms of their respective employment agreements, is provided below under the headings “Summary Compensation Table” and “Employment Agreements with Named Executive Officers”.

Setting Executive Compensation

(a)	Role of and Composition of the Compensation Committees

The CNG Committee and the Compensation Committee are each composed entirely of directors who are “independent”, as defined under Multilateral Instrument 52-110 – Audit Committee (“MI 52-110”).

The CNG Committee is responsible to, among other things:

•	Approve, determine and/or make recommendations to the board concerning the principal elements of executive compensation for the CEO;

•	Review the principal elements of executive compensation for the Named Executive Officers (other than the CEO), as such elements are recommended by the CEO;

•	Recommend to the board to whom participation in the LTIP should be made available and, if so, the terms of such participation;

•	Assess the need for and, if determined advisable, appoint any compensation consultant or advisor to the CNG Committee to assist in the evaluation of director, CEO or senior executive compensation;

•	Review and recommend to the board of directors, from time to time and at least bi-annually, the remuneration to be paid by the Issuer to directors;

•	Assess the performance of the CEO against objectives developed by the board of directors and report to the directors;

•	At least annually, review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO’s performance in light of those goals and objectives and recommend to the board of directors, the CEO’s compensation levels based on this evaluation; and

•	Prepare and recommend to the board of directors for approval, all reporting of executive compensation as required by public disclosure requirements.

As at June 30, 2017, the CNG Committee of the Issuer consisted of four directors of the Issuer: Mr. Gerstein (committee chairman), Mr. Needler, Mr. Wells and Mr. Scopelliti.

The Compensation Committee is a committee of STA Holdings formed by the board of STA Holdings, with approval of the board of the Issuer, and currently consists of two of the three directors of STA Holdings, Mr. Scopelliti (committee chairman) and Mr. Wells who are also members of the CNG Committee. The Compensation Committee reports to, and takes direction from, the CNG Committee and the entire board of the Issuer as to its activities. Additional information regarding the skills, experience and responsibilities of the Compensation Committee and its members is set forth below.

Each of the current CNG Committee members has direct experience that is relevant to his responsibilities in executive compensation with the Issuer:

The Honourable Irving R. Gerstein has been a director of the Issuer since 2004. Mr. Gerstein is a Member of the Order of Canada, a Member of the Order of Ontario and was appointed to the Senate of Canada in December 2008. Mr. Gerstein retired from the Senate of Canada in February 2016. He is a retired executive and is currently a director of Medical Facilities Corporation and Atlantic Power Corporation and previously served as a director of other public issuers, including Economic Investment Trust Limited, CTV Inc., Traders Group Limited, Guaranty Trust Company of Canada, Confederation Life Insurance Company and Scott’s Hospitality Inc., and as an officer and director of Peoples Jewellers Limited. Mr. Gerstein is an honorary director of Mount Sinai Hospital (Toronto), having previously served as Chairman of the Board, Chairman Emeritus and a director over a period of twenty-five years, and is currently a member of its Research Committee. Mr. Gerstein received his BSc. in Economics from the University of Pennsylvania (Wharton School of Finance and Commerce). In his career, Mr. Gerstein has gained extensive experience and dealings in executive management employment terms and senior compensation issues. Notably, as President of Peoples Jewellers Limited, he gained exposure to negotiating and setting the terms and conditions of employment contracts and bonus plans for an executive team operating a large international retail enterprise, as well as being involved in human resources issues such as acquisition integration and manpower restructuring. His current directorships with Medical Facilities Corporation and Atlantic Power Corporation have provided additional exposure to the terms and conditions of employment arrived at with the executive teams of those public companies, as well as exposure to recent compensation trends.

Mr. Scopelliti has over 25 years of experience as an institutional alternative assets investor. Currently, he is Chief Executive Officer and a member of the Board of Directors of Alcentra Capital Corporation (NASDAQ: “ABDC”) and Managing Director and Chief Investment Officer of Alcentra NY, LLC, a subsidiary of The Bank of New York Mellon Corporation. Previously, he was a Principal of GarMark Partners, a private debt and equity firm in Stamford, Connecticut. Prior to that, he was a Managing Director at PCG Asset Management, advising multi-billion dollar public and corporate pension fund clients on alternative investments. Prior to that, he was Head of Private Equity for the State of Connecticut Pension Plan where he restructured and rebuilt its $4.0 billion Private Investment Fund. He was also elected as Vice Chairman of the Institutional Limited Partners Association (ILPA), a global organization that serves institutional investors, and has served as a mentor for the Robert Toigo Foundation. Prior to that, he was the Managing Director with CIBC World Markets in New York and, prior to that, was the head of ING’s New York Merchant Banking Group, focusing on mezzanine and private equity capital in support of buyouts and growth financing. Mr. Scopelliti also served Heller Financial as a Portfolio Manager. Mr. Scopelliti holds a Bachelors of Business Administration in Finance from Pace University in New York and holds NASD Series 7 & 63 securities licences.

Mr. Needler started his career in the passenger transportation industry in 1972, with a company that was subsequently acquired by Laidlaw, Inc. Mr. Needler was named President and Chief Operating Officer of STA in July 1999, and served as such until June 30, 2005, after being appointed to the Board of Directors of STA in 1998. Between 1972 and 1990, Mr. Needler served in a number of management capacities at Laidlaw, Inc. including Division Manager (from 1974 to 1976), Regional Vice President (from 1976 to 1980) and President of the Canadian school bus operations (from 1980 to 1984). In 1984, Mr. Needler was appointed to the Board of Directors of Laidlaw, Inc. where he served as a Member of the Audit Committee and then as President of the Passenger Services Group. Mr. Needler has served on various bus association boards in both the motorcoach and school bus industries. He has also served as a director on his local hospital board as well as on the board of a Mutual Insurance Company located in Ontario. Mr. Needler dealt with numerous executive management employment terms and senior compensation issues for years in his career as an officer and director at Laidlaw. He negotiated bonus plans and other terms and conditions of employment for the regional executive teams operating that company, as well as dealing with a host of human resources issues, including labour practices, acquisition integration and consequential corporate restructuring. Mr. Needler's other directorships have provided additional exposure to employment contracts typically arrived at with management teams of hospitals and insurance companies.

Mr. Wells is a director and served on the Compensation Committee of MagIndustries Inc and GT Canada Medical Properties Inc. He is currently chair of the Audit Committee of Contagious Gaming Inc. and Pasinex Resources Limited of which he is also the Chairman. He was formerly a director and chair of the Audit Committee of Unique Broadband Systems Inc. (2012 to 2015), GT Canada Medical Properties Inc. (2010 to 2012), MagIndustries Inc. (2006 to 2011) and Northstar Healthcare Inc. (2007 to 2010). He was also formerly a director and member of the Audit Committee of TriNorth Capital Inc., a TSX-V listed company, from 2009 to 2010, and a Trustee of Canada Cartage Diversified Income Fund and chaired its Audit Committee. Mr. Wells was Vice President, Finance and Chief Financial Officer of Chemtrade Logistics Income Fund from its initial public offering in July 2001 until 2006. From 1998 to 2001, Mr. Wells was Vice President, Finance and Chief Financial Officer of Tahera Diamond Corporation, a diamond mining company listed on the TSX. During the time that Mr. Wells was a CFO, he worked with human resource management to develop performance measures and the related compensation targets. Mr. Wells is a member of Financial Executives International, a past Chapter President and Director. Mr. Wells is immediate past Chairman of the Canadian Financial Executives Research Foundation (2010 to 2016) and was formerly the Chairman of the Committee on Corporate Reporting (2006 to 2008) and was a member of the Accounting Standards Board from 1991 to 1995. Mr. Wells obtained his Chartered Accountant designation with Ernst & Young in Toronto, and was elected a Fellow of the Chartered Professional Accountants of British Columbia in 1990 and a Fellow of the Chartered Professional Accountants of Ontario in 2006. Mr. Wells obtained his Institute of Corporate Directors designation in 2007 and is a member of the Institute of Corporate Directors.

The above skills and experience possessed by the CNG Committee members has enabled the committee to make decisions on the suitability of the Issuer’s compensation policies and practices.

In connection with renewing the CEO’s employment agreement in 2014, the Compensation Committee sought the assistance of the compensation consulting firm of Hugessen Consulting to establish a benchmark for CEO compensation. Hugessen Consulting was retained in November of 2013 and commenced work that month. The mandate of Hugessen Consulting consisted of reviewing the current employment agreement and compensation of the Issuer’s CEO and assisting the board of directors in establishing a benchmark for CEO compensation. This included a detailed review of compensation of CEOs at a peer group of 17 similar companies, by size and industry.

In connection with the review of the Company’s then-existing EIP and the PSG Plan, the Company again sought the assistance of Hugessen Consulting. Hugessen Consulting was retained on June 10, 2016. In particular, Hugessen Consulting was asked to review the then-existing EIP, assist with the design and preparation of the PSG Plan and provide advice to the Issuer in determining the appropriate number of Common Shares to be reserved for issuance under the PSG Plan. In connection therewith, Hugessen Consulting reviewed the equity compensation plans of a peer group of 11 companies, as well as historic and prospective rates of overhang, dilution and run rate under the then-existing EIP and PSG Plan, as applicable.

In connection with renewing the CEO’s employment agreement in FY2017, the Compensation Committee again sought the assistance of Hugessen Consulting to comment on the components of the CEO’s compensation and various other terms of his proposed renewed agreement.

The table below sets forth the aggregate fees billed by each consultant or advisor, or any of its affiliates, in each of the two most recently completed financial years, for services related to determining compensation for any of the Issuer’s directors and executive officers. For a detailed description of the mandate of these consultants and dates on which they were retained, see “Factors Considered in Determining Compensation”.

Fiscal Year	Amount	Consultant/Advisor

2016	Cdn. $27,669	Hugessen Consulting
2017	Cdn. $117,280	Hugessen Consulting

No other fees were billed for other services provided by the above-named consultant or any of its affiliates in the periods described above.

(b)	Factors Considered in Determining Compensation

In reviewing the principal elements of executive compensation for the CEO and the other Named Executive Officers, the Compensation Committees determine the total potential amount of compensation that could be awarded for a particular year, by considering, among other things, the factors set forth below. However, the Compensation Committees do not apply a mathematical formula in considering these factors and the weight to be assigned to each factor may vary from year to year. Information regarding how the Compensation Committees allocate total potential compensation among the elements of the Issuer’s compensation program is set forth below under the heading “Allocating Total Compensation Among the Elements of the Issuer’s Compensation Program”. The Compensation Committees consider the following factors in determining total compensation of Named Executive Officers:

•	Scope of Responsibility. The Compensation Committees attempt to ensure that compensation is at a level commensurate with the scope of the executive’s responsibility. In general, the greater the scope of an executive’s responsibility, the greater the total compensation that will be awarded to the executive. A Named Executive Officer will be compensated for performing additional duties that are outside the purview of that executive’s normal duties.

•	Performance. The board and the Compensation Committees believe that key factors in determining the amount of an executive’s compensation are the Issuer’s financial and operational performance and the executive’s individual performance. The board’s assessment of the Issuer’s performance is primarily focused on objective factors. For example, awards under the STIP are generally based on quantitative factors, such as achievement of the Issuer’s financial plan, or incremental growth in revenue and/or earnings. Other objective measures of the Issuer’s performance may include profitability, safety, or other operational measures. Conversely, portions of compensation tied to individual performance are primarily assessed based on subjective measures of performance. For example, a portion of the CEO’s bonus is based on subjective assessments of that executive’s leadership qualities, individual initiatives, team-building efforts, capital raising efforts and contribution to the Issuer’s overall performance. Additional information regarding the relationship between the historical performance of the Issuer’s Common Shares and the Issuer’s compensation to executives is set forth below under the heading “Performance Graph”.

•	Skills and Experience. One of the objectives of the Issuer’s compensation program is to attract and retain highly qualified and experienced executives. In general, the greater the level of skill and experience of an executive, the greater the total compensation that will be awarded to that executive.

•	Compensation Levels at Comparable Companies. From time to time, the Compensation Committees may compare compensation paid to the Issuer’s executives to the compensation paid to executives at other similarly situated companies. For example, in 2005, the compensation consulting firm of Watson Wyatt Worldwide assisted the board in assessing executive compensation for the CEO and other senior officers, following the Issuer’s initial public offering. This included a review of executive compensation at trucking transportation companies and other public issuers of a similar size in both Canada and the United States. Also, in advance of the implementation of the additional allotment of 1,446,291 EIP Shares for the EIP in November, 2008, the Compensation Committee sought the assistance of the compensation consulting firm of Towers Perrin, who reviewed the LTIP compensation of the Issuer as compared to other public issuers and assisted the Issuer in exploring LTIP alternatives. In 2010, the compensation consulting firm of Hugessen Consulting assisted the board in assessing executive compensation for the CEO in conjunction with renewing his employment agreement beyond fiscal 2011. This included a review by Hugessen Consulting of executive compensation at a comparator group of twelve other similarly-sized public issuers. In fiscal 2014, Hugessen Consulting again assisted the board in assessing executive compensation for the CEO in conjunction with renewing his employment agreement beyond June of 2014. This included a detailed review by Hugessen Consulting of executive compensation at a comparator group of seventeen other similarly-sized public issuers. The comparator group consisted of the following seventeen public issuers:

Forward Air Corp.

Heartland Express, Inc.

Bridgepoint Education, Inc.

American Public Education, Inc.

K12, Inc.

XPO Logistics, Inc.

Marten Transport Ltd.

Algoma Central Corp.

Stonemor Partners LP

Air Transport Services Group, Inc.

Contrans Group Inc.

Celadon Group Inc.

Carriage Services Inc.

Patriot Transportation Holding, Inc.

Universal Technical Institute, Inc.

Quality Distribution Inc.

Logistec Corp.

The group was selected as comparators due to the similarities in industry focus, and the fact that the average market capitalization of the seventeen issuers in the comparator group was US$542 million.

•	Recommendations of Management. Although the CNG Committee may, in its discretion, make recommendations to the board regarding compensation to be paid to the Issuer’s executives (other than the CEO), the Compensation Committees believe that the CEO provides the most integral input in advising on recommended levels of compensation for the Issuer’s Named Executive Officers (other than the CEO) because he is best-positioned to assess their individual performance and contribution to the Issuer’s overall performance. In monitoring overall compensation, the decisions of the CEO regarding the compensation of the Issuer’s Named Executive Officers (other than the CEO) are reviewed by the CEO with the CNG Committee and relevant information is provided by the CEO as is warranted in each case.

•	Other Resources. As noted above, from time to time the Issuer has retained a compensation consultant to review, evaluate and provide recommendations concerning executive compensation arrangements. In fiscal 2014, the compensation consulting firm of Hugessen Consulting again assisted the board in assessing executive compensation for the CEO in conjunction with renewing his employment agreement. Hugessen Consulting again assisted the board in fiscal 2015, under its continuing mandate with the Issuer to review and assess alternative equity plans for the Issuer to consider once the allotment of EIP Shares had been exhausted. In fiscal 2016, in connection with the review of the Company’s then-existing EIP and the PSG Plan, the Company again sought the assistance of Hugessen Consulting. In connection with renewing the CEO’s employment agreement in FY2017, the Compensation Committee again sought the assistance of Hugessen Consulting to comment on the components of the CEO’s compensation and various other terms of his proposed renewed agreement.

(c)	Allocating Total Compensation Among the Elements of the Issuer’s Compensation Program

In allocating total compensation among each element of the Issuer’s compensation program, the Compensation Committees will consider a variety of factors, including the total compensation to be awarded to an executive, an executive’s existing contractual arrangements, and the Compensation Committees’ views regarding the relative importance of the objectives listed above with respect to any particular fiscal year.

Compensation for Fiscal 2017

The following is a description and explanation of the amount of each element of compensation awarded to the Issuer’s Named Executive Officers, as defined below under the heading “Summary Compensation Table”.

(a)	Base Salary

The base salaries for each of the Named Executive Officers were based on the salaries contained in their respective employment agreements. These salaries, and the other terms of the employment agreements, were developed through negotiation with each Named Executive Officer and based on a consideration of the factors described above under the heading “Setting Executive Compensation – Factors Considered in Determining Compensation.” Additional information regarding the base salaries for the Named Executive Officers in 2017, and the terms of their respective employment agreements, are set forth below under the heading “Summary Compensation Table”.

(b)	Short-Term Incentive Plan

Awards under the STIP were issued to certain executives of the Issuer in fiscal 2017 in respect of fiscal 2016. In arriving at the fiscal 2016 STIP awards for the CEO of the Issuer, the applicable performance measures and results weighed by the Compensation Committees were: (i) year to year growth in school bus operations revenue (determined 10% of the potential bonus), (ii) an annual EBITDA margin test for school bus operations (determined 20% of the potential bonus), (iii) an annual Return On Assets test (determined 25% of the potential bonus), (iv) a payout ratio test based on the amount of the Company’s gross cash flow that was distributed by the Issuer in fiscal 2016 (determined 25% of the potential bonus), (v) a test based on annual growth in the Company’s EBITDA from fiscal year 2015 to fiscal year 2016, on a same-store sales basis, excluding acquisitions (determined 15% of the potential bonus) and (vi) the achievement of agreed qualitative performance goals set by the Compensation Committees at the start of the fiscal year (determined 5% of the potential bonus). In arriving at the fiscal 2016 STIP awards for the other Named Executive Officers of the Issuer, the applicable performance measures and results utilized to determine a substantial amount of each of the awards were tied to the Issuer’s performance against its annual financial plan, with primary consideration given to the same five (5) key economic measures as set out above for the Company’s CEO, and other achievement targets as determined in the discretion of the Issuer’s CEO. The CEO received his STIP entitlement for fiscal 2016 in the form of a cash bonus of $300,000 and $200,000 of performance-based EIP shares awarded by the Issuer in October 2016. The other Named Executive Officers received their respective STIP entitlements for fiscal 2016 in the form of performance-based EIP shares, the gross amount of which were awarded by the Issuer in October 2016.

The current STIP for the CEO and other Named Executive Officers, applicable for fiscal 2017, contains similar performance measures. Further details regarding the STIP and the related performance measures are provided below under the heading “Employment Agreements with Named Executive Officers”. The specific allocations of STIP awards to each of the Named Executive Officers is set forth below under the heading “Summary Compensation Table”.

(c)	Long Term Incentive Plan

Awards under the LTIP were made to certain executives and staff of the Issuer during fiscal 2017.

The criteria used by the Compensation Committees to determine the number of final EIP Shares allocated to the executives, and the terms thereof, were: (i) scope of responsibility; (ii) performance; (iii) skills; (iv) experience, (v) existing contractual requirements; and (vi) the degree to which the Compensation Committees believed the EIP grants would provide an incentive to the particular individual. In cases other than the CEO, the above factors were weighed based upon advice and recommendations from the CEO.

As described above, there were no awards made under the PSG Plan for fiscal 2017.

Information regarding grant awards made during fiscal 2017 to the Named Executive Officers is set forth below under the heading “Incentive Plan Awards – Value Vested or Earned During the Year”. Information regarding the value of awards granted under the LTIP that were unvested as of June 30, 2017 is set forth below under the heading “Incentive Plan Awards – Outstanding Share-Based Awards”.

(d)	Discretionary Bonuses

There were no discretionary bonuses awarded in respect of fiscal 2017 because the Compensation Committees determined that the payments under the 2017 STIP awards and the LTIP awards were sufficient to adequately compensate the Named Executive Officers for their individual performance.

(e)	Other Benefits

Certain perquisites were provided to the Company’s executives in fiscal 2017 including car allowances, paid life insurance, medical insurance and club memberships. Additional information regarding the perquisites paid to certain Named Executive Officers in 2017, as well as the terms of their respective employment agreements, is provided below under the headings “Summary Compensation Table” and “Employment Agreements with Named Executive Officers”.

Risks Associated with Compensation Policies and Practices

In setting the Issuer’s compensation policies and practices, the CNG Committee considers and assesses, as necessary, risks relating to compensation to such policies and practices. To date, given the size and nature of the Issuer and its management group, and given the lack of complexity of the Issuer’s compensation arrangements, the board of directors and the CNG Committee do not believe that the Issuer’s compensation practices would encourage a Named Executive Officer to take inappropriate or excessive risks and no particular risks have been identified as arising from the Issuer’s compensation practices that are reasonably likely to have a material adverse effect on the Issuer.

Hedging of Equity-Based Compensation or Securities of Issuer

The Issuer has a policy whereby executive officers or directors are prohibited from purchasing financial instruments that are designed to hedge their equity-based compensation award or the value of the securities of the Issuer. The policy states that, unless otherwise approved by the Compensation Committees, no director, officer or employee of the Issuer or its subsidiary entities, or, to the extent practicable, any other person (or their associates) in a special relationship (within the meaning of applicable securities laws) with the Issuer, may, at any time, purchase financial instruments, including prepaid variable forward contracts, instruments for the short sale or purchase or sale of call or put options, equity swaps, collars, or units of exchangeable funds, that are designed to or that may reasonably be expected to have the effect of hedging or offsetting a decrease in the market value of their equity-based compensation awards or the securities of the Issuer. To the Issuer’s knowledge, none of its Named Executive Officers or directors has engaged in such activities.

Performance Graph

The following graph demonstrates the total cumulative return to common Shareholders for C$100 invested in Common Shares of the Issuer (assuming the reinvestment of dividends), and compares it with the total cumulative return of the S&P/TSX Composite Index for the period from June 30, 2012 to June 30, 2017.

As described above, the Issuer’s financial performance is an important factor in determining the amount of total compensation to be awarded to the Issuer’s executives. This is primarily achieved through the STIP and the LTIP, which are largely based upon the achievement of specific objective performance factors. Accordingly, the Issuer expects that payments under the STIP and LTIP should, over time, correlate with total shareholder return. Additional information regarding the STIP and the LTIP are set forth above under the heading “Significant Elements of Executive Compensation”. Additional information regarding how the Compensation Committees consider the Issuer’s financial, market and operational performance in determining executive compensation is set forth above under the heading “Setting Executive Compensation”.

Summary Compensation Table

The following table sets forth the compensation for the 2015, 2016 and 2017 fiscal years awarded to, earned by, paid to, or payable to the CEO, the Issuer’s Chief Financial Officer, and each of the Issuer’s next most highly compensated executive officers (other than the CEO and the Chief Financial Officer) whose total compensation for fiscal 2017 was, individually, more than Cdn$150,000, as determined in accordance with applicable securities regulations (collectively, the “Named Executive Officers”).

SUMMARY COMPENSATION TABLE

Name and Principal Position of Named Executive Officer	Year	Salary (US$)(1)	Share-based awards (US$)(2)	Annual (Non- Equity) incentive plans (US$)(3)	Pension value (US$)(4)	All other compensation (US$)(5)	Total compensation (US$)(6)
Denis Gallagher, Chief Executive Officer of the Issuer	2015 2016 2017	500,000 472,500 551,250	1,175,000 1,347,502 979,332	-- -- 300,000	-- -- --	92,047 67,111 81,122	1,767,047 1,887,114 1,911,704
Patrick Walker, Executive Vice President and Chief Financial Officer of the Issuer	2015 2016 2017	451,674 498,000 520,000	309,750 385,977 552,666	-- -- --	-- -- --	60,221 51,544 54,361	821,645 935,521 1,127,027
Patrick Vaughan, Chief Operating Officer of the Issuer	2015 2016 2017	404,628 480,000 510,000	309,750 358,808 552,666	-- -- --	-- -- --	48,076 41,491 41,291	762,454 880,299 1,103,957
John DiMaiolo, Chief Accounting Officer of the Issuer	2015 2016 2017	263,916 276,243 290,052	117,760 100,999 151,748	-- -- --	-- -- --	34,973 32,653 30,366	416,649 410,794 472,167
Paula Altieri Vice President of Corporate Finance	2015 2016 2017	230,003 257,501 278,692	108,550 100,999 151,748	-- -- --	-- -- --	17,224 20,923 24,388	355,778 379,423 454,828

__________________

Notes:

(1)	At the commencement of each of the 2015, 2016 and 2017 fiscal years, Mr. Gallagher was entitled under his Previous Employment Agreement (as defined herein) to elect to receive up to 60% of his annual base salary in the form of EIP Shares issued at the then-market value of the shares. During the 2015 and 2016 fiscal years, Mr. Gallagher elected to receive 10% of his annual base salary in the form of EIP Shares.
(2)	Represents the estimated value, as at the date granted, of EIP Shares granted to the Named Executive Officer, in the fiscal year noted, pursuant to the EIP, and in the case of Mr. Gallagher pursuant to his election to receive a portion of his salary in EIP Shares in fiscal 2015. During the 2015 fiscal year, 17,500, 182,320, 50,000, 50,000, and 19,000 EIP shares were issued to Ms. Altieri and Messrs. Gallagher, Walker, Vaughan and DiMaiolo, respectively. During the 2016 fiscal year, 27,704, 321,710, 105,826, 98,364, and 27,704 EIP shares were issued to Ms. Altieri and Messrs. Gallagher, Walker, Vaughan and DiMaiolo, respectively. During the 2017 fiscal year, 25,905, 185,691, 95,119, 95,119 and 25,905 EIP Shares were issued to Ms. Altieri and Messrs. Gallagher, Walker, Vaughan and DiMaiolo, respectively.

As described above, there were no awards made under the PSG Plan for fiscal 2017. For a description of the EIP and PSG Plan, see “Executive Compensation – Significant Elements of Compensation – Long Term Incentive Plan”.

(3)	Represents payments of STIP awards for the previous fiscal year (that were paid in the fiscal year indicated). Information regarding how the amount of payments under the STIP awards were determined is set forth above under the heading “Compensation for Fiscal 2017”. See also “Incentive Plan Awards – Value Vested or Earned During the Year” below.
(4)	The Named Executive Officers do not have any defined contribution plans or pension plans.
(5)	Represents compensation paid to Named Executive Officer not properly categorized as salary or bonus, and includes car allowances, club memberships and life insurance and medical/dental coverage or costs paid by the Issuer. Of the US$81,122 of All Other Compensation paid to Mr. Gallagher, US$20,381 represents medical/dental coverage or costs.
(6)	Represents the sum of all amounts included in the other columns of the Summary Compensation Table.

Employment Agreements with Named Executive Officers

Each of the Named Executive Officers has entered into an employment agreement with the Issuer or STA. The following is a summary of certain terms of the employment agreements that are related to each executive’s compensation. Certain additional terms of these employment agreements are described below under “Termination and Change of Control Benefits”. These descriptions do not include all of the significant terms of such employment agreements.

(a)	Employment Agreement with Mr. Gallagher

Prior to the end of the 2017 fiscal year, the board of directors approved an amended and restated employment agreement (the “Amended Employment Agreement”) with Mr. Gallagher, dated July 1, 2017, which extended his previous agreement (the “Previous Employment Agreement”) for an additional three-year term commencing on July 1, 2017 and thereafter on an evergreen basis. Mr. Gallagher’s compensation consists of a base salary (the “Base Salary”), a STIP plan, LTIP awards and certain other benefits and provisions, as set out below.

Base Salary

The details of Mr. Gallagher’s Base Salary for the previous three fiscal years are set out in the Salary column of the Summary Compensation Table at page 23 of this circular. The salary was subject to review annually by the Compensation Committees. If the Compensation Committees failed to complete a review and adjustment at the end of any fiscal year, the Base Salary at such time was to be increased by five percent until the appropriate Base Salary level had been established by the Compensation Committees, at which time the change would be made retroactive. The Compensation Committees reviewed and adjusted the Base Salary of Mr. Gallagher to $551,250 prior to the 2017 fiscal year. At the commencement of each such fiscal year, Mr. Gallagher was entitled to elect to receive up to 60% of his annual Base Salary in the form of EIP Shares issued at the then-market value of the shares.

Pursuant to the Amended Employment Agreement, Mr. Gallagher’s Base Salary has been increased to US$1,400,000 for the 2018 fiscal year, US$1,475,000 for the 2019 fiscal year and US$1,500,000 for the 2020 fiscal year, payable in both cash (the “Cash Salary”) and Common Shares (as described below). After the 2020 fiscal year, the Base Salary is subject to review on an annual basis by the Compensation Committees and will be increased by a minimum of five percent per year. If the Compensation Committees fail to complete a review and adjustment at the end of any fiscal year after the 2020 fiscal year, the Base Salary at such time is to be increased by five percent. Under the Amended Employment Agreement, Mr. Gallagher has agreed to receive US$800,000 of his Base Salary at the start of each year commencing with the 2018 fiscal year in the form of Common Shares, the same class of shares of the Issuer held by Shareholders. Such Common Shares will, at the election of the Issuer, be either issued by the Issuer, or purchased on the market by Mr. Gallagher after the Issuer advances him the net amount of cash after estimated taxes, at the then-market value of the shares.

STIP Plan

The employment agreement with Mr. Gallagher also provides for an annual cash bonus (the “Annual Cash Bonus”), computation of which is tied to various annual performance goals. Mr. Gallagher’s performance with respect to each component of the Annual Cash Bonus is assessed by reference to the levels of performance set forth below:

a)	“Threshold performance goals”, established to be reflective of minimum acceptable performance;

b)	“Target performance goals”, established to be reflective of good performance;

c)	“Outstanding performance goals”, established to be reflective of outstanding performance, well in excess of target; and

d)	“Exemplary performance”.

The specific quantitative performance goals, and related financial targets, are set annually by the Compensation Committees in consultation with the Chair of the Audit Committee. The qualitative goals are based on subjective assessments, and are set annually by the Compensation Committees in consultation with the CEO.

FY2017 Bonus Goals and Grant of Award

The performance measures and related weightings and descriptions for fiscal 2017 were as follows:

Test		Description	Weighting
EBITDA Margin	•	An annual EBITDA margin test for all operations	20%
Payout Ratio Test	•	Based on the amount of the Company’s gross cash flow that is paid out of the Issuer as distributions in fiscal 2017. This test will exclude extraordinary items (as determined by the Compensation Committees)	25%
ROA Test	•	An annual Return On Assets test for all operations	25%
EBITDA Dollars	•	Based on annual growth in the Company’s EBITDA from fiscal year 2016 to fiscal year 2017. This test will be on a same-store sales basis, excluding acquisitions	15%
Revenue Test	•	Based on annual growth in the Company’s revenue from fiscal year 2016 to fiscal year 2017	10%
Qualitative Goals	•	Achievement of certain agreed qualitative personal performance goals, set by the Compensation Committees at the start of each fiscal year, which generally center around qualitative factors, such as operations, safety and strategy objectives of the Issuer	5%

The following table sets out (i) the goals, performance measures, financial targets and award levels that were set by the Compensation Committees for fiscal 2017, and (ii) the bonus awarded to the CEO for fiscal 2017 based upon the actual results and achievement in regard to such financial targets, performance measures and goals as measured by the Compensation Committees after the fiscal 2017 year-end audit of the Issuer:

Test	Threshold	Target	Outstanding	Exemplary	F17 Result	CEO Bonus $
EBITDA Margin	20%	20.3%	20.5%	21.5%	19.5%	0
Payout Ratio Test	70%	66.5%	63%	60%	67.3%	90,759
ROA Test	5.2%	5.7%	6.3%	7.5%	6.3%	70,284
EBITDA Dollars	6%	9%	11.7%	16.%	6.0%	28,941
Revenue Test	2.5%	4.4%	6.4%	9.4%	6.2%	53,747
Qualitative Goals	Achievement of certain agreed qualitative personal performance goals, set by the Compensation Committees at the start of each fiscal year, which generally center around qualitative factors, such as operations, safety and strategy objectives of the Issuer				n/a	27,563
CEO Bonus as a % of Cash Salary	35%	75%	100%	150%	Total	271,294

The total bonus award noted in the above chart was paid to the CEO in cash on September 22, 2017.

FY2018 Bonus Goals

The goals, performance measures, financial targets and award levels have been set by the Compensation Committees for fiscal 2018, and they are as follows:

Test	Weighting	Threshold	Target	Outstanding	Exemplary
EBITDA Margin	20%	18.8%	19.1%	19.3%	20.3%
Payout Ratio Test	25%	76.2%	70.2%	68.6%	Below 65%
ROA Test	25%	4.3%	4.7%	5.2%	6.2%
EBITDA Dollars	15%	2.2%	3.3%	4.3%	6.1%
Revenue Test	10%	2.2%	4.0%	5.6%	8.25%
Qualitative Goals	5%	Achievement of certain agreed qualitative personal performance goals, set by the Compensation Committees at the start of each fiscal year, which generally center around qualitative factors, such as operations, safety and strategy objectives of the Issuer

To the extent the Compensation Committees determine that Mr. Gallagher has attained a different level of performance with respect to one or more components, Mr. Gallagher is entitled to an Annual Cash Bonus equal to the weighted average of Mr. Gallagher’s performance level applicable to each component. If the Compensation Committees determine that Mr. Gallagher has not achieved his threshold performance (Level I) goals with respect to any component, no Annual Cash Bonus is payable to Mr. Gallagher as to such component; however, an Annual Cash Bonus will be paid on a pro-rated basis to the extent Mr. Gallagher achieves threshold or greater performance with respect to the remaining components.

By virtue of re-setting the financial targets and specific performance measures each year, the Compensation Committees and board of directors can exercise discretion to increase or decrease performance-based compensation.

LTIP Awards

Pursuant to his Previous Employment Agreement, US$750,000 of EIP Shares were granted to Mr. Gallagher at the commencement of the 2015, 2016 and 2017 fiscal years.

For the 2018 fiscal year and thereafter, Mr. Gallagher will be entitled to receive PSG Units in accordance with the terms of the PSG Plan and his Amended Employment Agreement. In the first quarter of each such fiscal year, Mr. Gallagher will be allocated PSG Units having an initial value capped at his Cash Salary for such fiscal year.

With the New PSG Plan, Mr. Gallagher’s stock compensation will consist primarily of PSG Units, which will ensure that the fixed compensation component of his compensation structure for the 2018 fiscal year and thereafter will be at a lower percentage than the fixed compensation component of his compensation structure in the 2015, 2016 and 2017 fiscal years.

Other Benefits and Key Provisions

Other benefits under Mr. Gallagher’s employment agreement include a car allowance of US$1,000 per month, car expenses, an amount for dues for club memberships and paid life, disability and medical insurance.

Mr. Gallagher is bound by non-competition and non-solicitation covenants in favour of STA and STA Holdings, which are applicable, prior to any Chairman’s Election, as described below, for a period of two years following termination of his employment for whatever reason, and which provide for cessation and recovery and recoupment of severance payments, unvested PSG Units, and any other equity value received under the employment agreement in the event of a wilful or intentional breach of these covenants.

Mr. Gallagher’s agreement provides that he is entitled to severance payments, payable over a 24 month period, equal to two times his annual Base Salary and two times his largest Annual Cash Bonus payment received during the three years prior to the year his employment as CEO is terminated, if the termination is (i) by STA without Cause as defined therein, (ii) on the expiration date of the agreement due to STA’s failure to renew or (iii) by Mr. Gallagher for “Good Reason” as defined therein. If any such termination of Mr. Gallagher’s employment as CEO occurs within 24 months after a “Sale of the Company”, as defined therein, the agreement provides that the severance payments shall be paid in a lump sum instead of instalments.

Mr. Gallagher’s agreement also provides that he is entitled to assume the role of Executive Chairman at his election, at any time. To make this election, Mr. Gallagher must provide six (6) months’ advance written notice to the board of directors that he elects to resign his duties as CEO and move into the position of Executive Chairman of the Issuer (the “Chairman’s Election”). After the notice period passes, Mr. Gallagher will continue his employment with the Issuer on the same contractual terms set forth in the agreement, except as described in the paragraph below.

In his role as Executive Chairman, the duties and responsibilities of Mr. Gallagher will be to serve as an active “executive chairman” (as opposed to serving in a non-executive role) in that he will remain part of the senior executive team of the Issuer, working on selected projects and strategic assignments which he and the Board shall from time to time arrange, although ceasing to be responsible for the day-to-day functions customarily attributed to the CEO of a publicly-traded operating company. Upon assuming the Executive Chairman role, Mr. Gallagher will no longer receive the Base Salary or any Annual Cash Bonus as described above applicable to when he was CEO, and he shall instead receive an annual salary equal to 25 percent of his then-current Base Salary, which shall be subject to annual review and adjustment by the Compensation Committees. Mr. Gallagher shall continue to receive all medical and other fringe benefits provided for in his agreement. The term of the Executive Chairman role is for a fixed five (5) year period. That initial term will be automatically extended for successive one-year periods unless either the Issuer or Mr. Gallagher provides notice of non-renewal at least six months in advance of the end of the term or extended term. Effective upon Mr. Gallagher assuming the Executive Chairman role, in recognition of the exemplary services that Mr. Gallagher has provided to the Issuer since its formation, and in part due to the fact that the Issuer does not have in place any form of pension plan for the CEO, the Board agreed that Mr. Gallagher will become entitled to five share grants, each having an aggregate value of US$400,000 as of each grant date, to be granted on each of the following five grant dates: (i) the first anniversary of Mr. Gallagher assuming the Executive Chairman role; (ii) the second anniversary of Mr. Gallagher assuming the Executive Chairman role; (iii) the third anniversary of Mr. Gallagher assuming the Executive Chairman role; (iv) the fourth anniversary of Mr. Gallagher assuming the Executive Chairman role; and (v) the fifth anniversary of Mr. Gallagher assuming the Executive Chairman role. These five annual grants of US$400,000 are not contingent on the continued employment of Mr. Gallagher as Executive Chairman, or in any other role with the Company. Any unissued grants accelerate and are to be immediately granted to the Mr. Gallagher upon a Sale of the Company, if Mr. Gallagher elects such treatment at that time. Mr. Gallagher may resign from the Executive Chairman position at any time (without “Good Reason” as defined therein) and in that case he shall not be entitled to any compensation or benefits under his employment agreement on or after the date of his resignation, except for the five staged grants of US$400,000 each, described above, to be issued on the first five anniversaries of the date of assumption of the Executive Chairman role. Upon assumption of the Executive Chairman role, and after any departure, Mr. Gallagher must continue to comply with the non-competition and non-solicit provisions in the employment agreement, except that the non-compete period and non-solicit period are in that case reduced to a one-year period ending on the first anniversary of Mr. Gallagher’s termination of employment as Executive Chairman for whatever reason.

(b)	Employment Agreement with Mr. Walker

The employment agreement with Mr. Walker, effective July 1, 2008, whereby he is employed as the Chief Financial Officer and Executive Vice President of the Issuer and its subsidiaries, provides for a base salary, details of which for the previous three fiscal years are set out in the Salary column of the Summary Compensation Table at page 23 of this circular. The salary is to be reviewed no less than annually and increased by 5% per year. The employment agreement with Mr. Walker provides for an annual bonus that could amount to a maximum of 50% of his base salary, contingent upon the Issuer meeting its objectives for the year that are to be determined at the start of the year by the CEO of the Issuer in his reasonable discretion.

Other benefits under Mr. Walker’s employment agreement include a car allowance of US$1,000 per month and paid life and disability insurance.

Mr. Walker’s employment agreement provides that he is entitled to severance payments, payable over a 24 month period, equal to two times his annual base salary in effect at the time and two times his average annual bonus payment received during the three years prior to the year his employment is terminated, if the termination is (i) by STA without Cause as defined therein, (ii) on the expiration date of the agreement due to STA’s failure to renew; or (iii) by Mr. Walker for “Good Reason” as defined therein. If any such termination is by STA within 12 months after a “Change of Control”, as defined therein, the agreement provides that the severance payments shall be paid in a lump sum instead of instalments. Mr. Walker’s employment agreement provides that he may also be entitled, in certain circumstances, to a sale bonus if a Change of Control occurs. Mr. Walker is bound by non-competition and non-solicitation covenants in favour of STA, which are applicable for a period of two years following termination of his employment for whatever reason.

(c)	Employment Agreement with Mr. Vaughan

The employment agreement with Mr. Vaughan, effective January 5, 2011, whereby he is employed as the Chief Operating Officer of the Issuer and its subsidiaries, provides for a base salary, details of which for the previous three fiscal years are set out in the Salary column of the Summary Compensation Table at page 23 of this circular. The salary is to be reviewed no less than annually and increased by 3% per year. The employment agreement with Mr. Vaughan provides for an annual bonus that could amount to a maximum of 40% of his base salary, contingent upon the Issuer meeting its objectives for the year that are to be determined at the start of the year by the CEO of the Issuer in his reasonable discretion.

Other benefits under Mr. Vaughan’s employment agreement include a car allowance of US$800 per month and paid life insurance.

Mr. Vaughan’s employment agreement provides that he is entitled to severance payments if there is a termination of employment (i) by STA without Cause as defined therein, (ii) on the expiration date of the agreement due to STA’s failure to renew; or (iii) by Mr. Vaughan for “Good Reason” as defined therein. The severance payments payable by STA in Mr. Vaughan’s first year of service are equal to one times’ his then-current base salary and his adjusted average bonus award (increasing after one year of service by Mr. Vaughan to two times’ his then-current base salary and his adjusted average bonus award), to be paid in regular instalments in accordance with STA’s usual payroll practices over the corresponding period. If any such termination is by STA within 12 months after a “Change of Control”, as defined therein, the agreement provides that the severance payments shall be paid in a lump sum instead of instalments. Mr. Vaughan is bound by non-competition and non-solicitation covenants in favour of STA, which are currently applicable for a period of one year following termination of his employment for whatever reason (increasing after one year of service by Mr. Vaughan to two years following termination of his employment for whatever reason).

(d)	Employment Agreement with Mr. DiMaiolo

On December 11, 2007, STA entered into an employment agreement with Mr. DiMaiolo. The employment agreement with Mr. DiMaiolo provided for a base salary, details of which for the previous three fiscal years are set out in the Salary column of the Summary Compensation Table at page 23 of this circular. The salary is to be reviewed annually. The employment agreement with Mr. DiMaiolo provides for a bonus that could amount to a maximum of 30% of his base salary, based on the performance of the Issuer and personal achievement goals agreed to by Mr. DiMaiolo and the Issuer’s CEO. Other benefits under Mr. DiMaiolo’s employment agreement include a car allowance of US$800 per month and paid life and medical insurance.

Mr. DiMaiolo’s employment agreement provides that he will be entitled to receive periodic payments over a 12 month period equal to one year of salary in the event of a termination of the employment agreement by STA without cause, a material adverse change in duties, a salary reduction of greater than 10%, or a material relocation of his office.

(e)	Employment Agreement with Ms. Altieri

STA entered into an employment agreement with Ms. Altieri dated July 1, 2015. The employment agreement with Ms. Altieri provides for an initial base salary of US$235,000. Details of Ms. Altieri’s salary for the previous three fiscal years are set out in the Salary column of the Summary Compensation Table at page 23 of this circular. The employment agreement with Ms. Altieri provides for a bonus that could amount to a maximum of 30% of her base salary, based on the performance of the Issuer and personal achievement goals agreed to by Ms. Altieri and the Issuer’s CEO. Other benefits under Ms. Altieri’s employment agreement include a car allowance of US$800 per month and paid life and medical insurance. Ms. Altieri’s employment agreement provides that she will be entitled to receive periodic payments over a 12 month period equal to one year of salary in the event of a termination of the employment agreement by STA without cause, a material adverse change in duties, a salary reduction of greater than 10%, or a material relocation of her office.

Incentive Plan Awards

Outstanding Share-Based Awards

The following table sets forth information for each Named Executive Officer for all awards under the PSG Plan that were outstanding as of June 30, 2017.

Name	Share-based awards(1)
	Number of Common Shares that have not vested (1) (#)	Market or payout value of share- based awards that that have not vested (2) (US$)
Denis Gallagher	–	–
Patrick Walker	–	–
Patrick Vaughan	–	–
John DiMaiolo	–	–
Paula Altieri	–	–

__________________

Notes:

(1)	As described above, there were no awards made under the PSG Plan (which came into effect in fiscal 2017) for the 2017 fiscal year.

Value Vested or Earned During the Year

The following table sets forth information regarding the aggregate dollar value of shares granted during fiscal 2017 to each Named Executive Officer under share-based awards, and any non-equity incentive plan compensation.

Name	Share-based awards -- Value vested during the year (1) (US$)	Non-equity incentive plan compensation -- Value earned during the year (2) (US$)
Denis Gallagher	979,332	300,000
Patrick Walker	552,666	–
Patrick Vaughan	552,666	–
John DiMaiolo	151,748	–
Paula Altieri	151,748	–

__________________

Notes:

(1)	Represents fair market value of EIP Shares granted by way of a formal EIP Award Agreement during fiscal 2017.
(2)	Represents payments under the STIP for fiscal 2017 year-end awards (i.e., bonuses that were paid in fiscal 2017). Information regarding how the amount of payments under the STIP awards were determined is set forth above under the heading “Compensation for Fiscal 2017”.

Termination and Change of Control Benefits

The following is a description of the circumstances that trigger payments or the provision of other benefits, and the estimated amount of such payments and other benefits, to each of the Named Executive Officers under their existing employment agreements and other agreements, plans or arrangements, following or in connection with any termination of employment (whether voluntary, involuntary or constructive), resignation, retirement, change of control of the Issuer (as defined in the employment agreements) or a change in the Named Executive Officer’s responsibilities. Additional information regarding the employment agreements for the Named Executive Officers is set forth above under the heading “Employment Agreements with Named Executive Officers”.

Description of Termination and Payment Terms.

(a)	Mr. Gallagher

Pursuant to his Previous Employment Agreement, Mr. Gallagher was entitled to severance payments payable over a 36-month period equal to three times his annual base salary in effect at the time and three times his largest annual bonus payment received during the three years prior to the year his employment as CEO is terminated, if the termination is (i) by STA without Cause as defined therein, (ii) on the expiration date of the agreement due to STA’s failure to renew or (iii) by Mr. Gallagher for “Good Reason”, as defined therein. If any such termination occurs within 24 months after a “Sale of the Company”, as defined therein, the agreement provides that the severance payments shall be paid in a lump sum instead of instalments.

Under the Amended Employment Agreement, upon the occurrence of any of the events listed in paragraphs (i), (ii) and (iii) above, Mr. Gallagher is entitled to severance payments payable over a 24-month period equal to two times his annual base salary in effect at the time and two times his largest annual bonus payment received during the three years prior to the year his employment as CEO is terminated. Similarly, if any such termination occurs within 24 months after a “Sale of the Company”, as defined therein, the agreement provides that the severance payments shall be paid in a lump sum instead of instalments.

The general terms relating to the vesting of PSG Units on the termination of Mr. Gallagher’s employment are described under the heading “Vesting of PSG Units” above, except that pursuant to his Amended Employment Agreement, if Mr. Gallagher terminates his employment (i) during the 180-day period commencing immediately after the closing of any Sale of the Company (as defined in his employment agreement) prior to June 30, 2020 that is a Hostile Takeover (as defined in his employment agreement) or (ii) during the 180-day period commencing immediately after the six (6) month anniversary of any Sale of the Company that is not a Hostile Takeover or that is a Hostile Takeover but occurs after June 30, 2020, then all unvested PSG Units credited to Mr. Gallagher’s account will immediately vest on the date of termination of his employment.

(b)	Mr. Walker

Mr. Walker’s employment agreement provides that he is entitled to severance payments, payable over a 24 month period, equal to two times his annual base salary in effect at the time and two times his average annual bonus payment received during the three years prior to the year his employment is terminated, if the termination is: (i) by STA without Cause as defined therein, (ii) on the expiration date of the agreement due to STA’s failure to renew; or (iii) by Mr. Walker for “Good Reason” as defined therein. If any such termination is by STA within 12 months after a “Change of Control”, as defined therein, the agreement provides that the severance payments shall be paid in a lump sum instead of instalments.

The general terms relating to the vesting of PSG Units on the termination of Mr. Walker’s employment are described under the heading “Vesting of PSG Units” above.

(c)	Mr. Vaughan

Mr. Vaughan’s employment agreement provides that he is entitled to severance payments if there is a termination of employment (i) by STA without Cause as defined therein, (ii) on the expiration date of the agreement due to STA’s failure to renew; or (iii) by Mr. Vaughan for “Good Reason” as defined therein. The severance payments are equal to his then-current base salary and his adjusted average bonus award (increasing after one year of service to two times his then-current base salary and his adjusted average bonus award), to be paid in regular instalments in accordance with STA’s usual payroll practices over the corresponding period. If any such termination is by STA within 12 months after a “Change of Control”, as defined therein, the agreement provides that the severance payments shall be paid in a lump sum instead of instalments.

The general terms relating to the vesting of PSG Units on the termination of Mr. Vaughan’s employment are described under the heading “Vesting of PSG Units” above.

(d)	Mr. DiMaiolo

Mr. DiMaiolo’s employment agreement provides that he will be entitled to receive an amount equal to 12 months’ salary in the event of a termination of the employment agreement by STA without cause, a material adverse change in duties, a salary reduction of greater than 10%, or a material relocation of his office.

The general terms relating to the vesting of PSG Units on the termination of Mr. DiMaiolo’s employment are described under the heading “Vesting of PSG Units” above.

(e)	Ms. Altieri

Ms. Altieri’s employment agreement provides that she will be entitled to receive an amount equal to 12 months’ salary in the event of a termination of the employment agreement by STA without cause, a material adverse change in duties, a salary reduction of greater than 10%, or a material relocation of her office.

The general terms relating to the vesting of PSG Units on the termination of Ms. Altieri’s employment are described under the heading “Vesting of PSG Units” above.

Estimated Incremental Payments and Other Benefits upon Termination.

The following summary describes the estimated incremental payments, payables and benefits that might be paid to each Named Executive Officer under the employment agreements and other arrangements described above, assuming that such Named Executive Officer’s employment was terminated on June 30, 2017. Additional information regarding the Termination Events and incremental payments and other benefits is set forth above under the heading “Termination and Change of Control Benefits – Description of Termination and Payment Terms”.

(a)	Mr. Gallagher

If Mr. Gallagher’s employment had been terminated on June 30, 2017 pursuant to certain of the termination events described above, the Issuer estimates that Mr. Gallagher would have been entitled to receive:

•	US$1,653,768, representing 36 months of his then-current base salary, payable over a three year period; except that if termination occurs within 24 months after a “Sale of the Company”, as defined therein, the severance payments shall be paid in a lump sum instead of in instalments;

•	US$1,587,996, representing 3 times his largest annual bonus payable over the previous 3 years, payable over a three year period; except that if termination occurs within 24 months after a “Sale of the Company”, as defined therein, the payment shall be paid in a lump sum instead of instalments; and

•	An amount equal to the cost of continuing his full medical and life insurance benefits for a three year period (or until the executive obtains new health and life insurance coverage from a new employer, if earlier).

(b)	Mr. Walker

If Mr. Walker’s employment had been terminated on June 30, 2017 pursuant to certain of the termination events described above, the Issuer estimates that Mr. Walker would have been entitled to receive:

•	US$1,040,016, representing 24 months of his then-current base salary payable over a two year period; except that if there is a “Change of Control”, the equivalent amount in a lump sum payment is to be paid;

•	US$395,562, representing two times his average annual bonus over the previous 3 years; except that if there is a “Change of Control”, the equivalent amount in a lump sum payment is to be paid; and

•	An amount equal to the cost of continuing his health insurance premiums for a one year period (or until the executive obtains health insurance coverage from a new employer, if earlier).

(c)	Mr. Vaughan

If Mr. Vaughan’s employment had been terminated on June 30, 2017 pursuant to certain of the termination events described above, the Issuer estimates that Mr. Vaughan would have been entitled to receive:

•	US$1,020,000, representing 24 months of his then-current base salary payable over a two year period; except that if there is a “Change of Control”, the equivalent amount in a lump sum payment is to be paid;

•	US$388,223, representing two times his adjusted average bonus award over the previous 3 years; except that if there is a “Change of Control”, the equivalent amount in a lump sum payment is to be paid; and

•	An amount equal to the cost of continuing his health insurance premiums for a one year period (or until the executive obtains health insurance coverage from a new employer, if earlier).

(d)	Mr. DiMaiolo

If Mr. DiMaiolo’s employment had been terminated on June 30, 2017 pursuant to certain of the termination events described above, the Issuer estimates that Mr. DiMaiolo would have been entitled to receive:

•	US$292,368, representing 12 months of his then-current base salary payable over a one year period.

(e)	Ms. Altieri

If Ms. Altieri’s employment had been terminated on June 30, 2017 pursuant to certain of the termination events described above, the Issuer estimates that Ms. Altieri would have been entitled to receive:

•	US$281,424, representing 12 months of her then-current base salary payable over a one year period.

Other Conditions and Obligations regarding Payments

In addition to the restrictions described above, the receipt of certain payments and the provision of other benefits to each of Messrs. Gallagher, Walker and Vaughan following termination of their employment will be subject to recoupment and forfeiture provisions, and other conditions and terms, including that:

•	pursuant to his Amended Employment Agreement, Mr. Gallagher is bound by non-competition and non-solicitation covenants in favour of STA and STA Holdings, which are applicable for a period of two years following termination of his employment as CEO for whatever reason, and which provide for cessation and recoupment of severance payments, incentive stock granted, and any other equity value received under the employment agreement in the event of a wilful or intentional breach of these covenants. Mr. Gallagher is also bound by non-competition and non-solicitation covenants in favour of STA and STA Holdings, which are applicable for a period of one year following termination of his employment as Executive Chairman, if applicable, for whatever reason;

•	Mr. Walker is bound by non-competition and non-solicitation covenants in favour of STA, which are applicable for a period of two years following termination of his employment for whatever reason;

•	Mr. Walker would be bound, as a condition of collecting any severance, to execute a general release in favour of STA, its officers, directors, shareholders, employees and other affiliates from claims relating to his employment with STA;

•	Mr. Vaughan is bound by non-competition and non-solicitation covenants in favour of STA, which are currently applicable for a period of one year following termination of his employment for whatever reason.

•	Mr. Vaughan would be bound, as a condition of collecting any severance, to execute a general release in favour of STA, its officers, directors, shareholders, employees and other affiliates from claims relating to his employment with STA;

•	under the PSG Plan, if any executive is found to have engaged in an act of embezzlement, fraud, breach of fiduciary duty or any other misconduct which constitutes just cause for dismissal during employment, whether or not such misconduct contributes to an obligation to restate the Issuer's financial statements, the Administrators under the PSG Plan, may require reimbursement or forfeiture of all or part of the PSG Compensation received by the executives;

•	each of the executives must comply with certain covenants with respect to non-solicitation, non-disparagement and confidentiality; and

•	each of the executives is required to resign from all officer positions and directorships related to the Issuer.

Director Compensation

Director Compensation Table

The following table sets forth the compensation for the 2017 fiscal year awarded to, earned by, paid to, or payable to each person who served as a director during fiscal 2017 (other than Mr. Gallagher, whose compensation is disclosed in the Summary Compensation Table along with the other Named Executive Officers).

DIRECTOR COMPENSATION TABLE

Name	Fees earned (US$) (1)	DSU Awards (US$)(2)	All other compensation (US$) (3)	Total compensation (US$) (4)
Irving Gerstein Ontario, Canada	55,000	40,000	--	95,000
Kenneth Needler Ontario, Canada	40,750	40,000	--	80,750
Victor Wells Ontario, Canada	43,750	40,000	--	83,750
George Rossi Quebec, Canada	55,000	40,000	--	95,000
David Scopelliti Connecticut, U.S.	48,750	40,000	--	88,750
Grace Palombo(5) Ontario, Canada	20,000	20,000	--	40,000
Wendi Sturgis New York, U.S.	45,000	40,000	--	85,000
Barbara Basney Connecticut, U.S.	40,000	40,000	--	80,000

__________________

Notes:

(1)	Represents the gross amount of fees earned by the director in accordance with the arrangements described below under the heading “Director Compensation – Director Compensation Arrangements”.
(2)	As described below under the heading “Deferred Share Unit Plan,” each non-management director may elect to defer a portion of his or her fees under the DSU Plan. Information regarding the number of DSU units held by each director is set forth above under the heading “Matters to be Considered at the Meeting -- Election of Directors”. In addition, in the fiscal year ended June 30, 2017, each independent director received 6,842 DSU Units, having a value of US$40,000.
(3)	No other compensation was paid to the Issuer’s directors in respect of fiscal 2017.
(4)	Represents the sum of the amounts included in the other columns of the table.
(5)	Ms. Palombo ceased to be a director of the Issuer in November 2017.

Director Compensation Arrangements

During fiscal 2017, each independent director received an annual retainer of US$80,000, which included US$40,000 of value in DSUs in the form of four quarterly contributions of US$10,000 to the individual DSU Plan accounts of each director. The lead director received additional remuneration of $15,000 per year as compensation for his duties as lead director and for chairing a committee, the Audit Committee chair received additional remuneration of $15,000 per year, and the chairs of the Compensation Committee and the Innovation and Technology Committee received additional remuneration of $5,000 per year. For fiscal 2018, the additional remuneration for the chair of the Compensation Committee will be increased from $5,000 per year to $10,000 per year.

Inclusive of all meeting attendance fees, the average total compensation of the eight full-year independent directors was US$81,031 during fiscal 2017. Directors have the ability to elect to receive up to 100% of the annual retainer in DSU grants, however they must elect at least 50% in DSUs. The goal of the foregoing is to align director compensation with the long-term interests of the Shareholders via mandatory holdings. The annual retainer of US$80,000 is inclusive of meeting attendance fees for up to six combined board/committee sessions attended in person per year, and up to six individual committee meetings attended by phone each year. Meetings held in excess of either of these amounts will be compensated in cash at a rate of US$1,500 per meeting in person and US$750 for attending meetings by phone. Chair fees as indicated above are paid in cash, unless directed otherwise by the director prior to any new fiscal year. Directors are also reimbursed for out-of-pocket expenses for attending board and committee meetings. Directors may elect to receive any other portion of their fees pursuant the DSU Plan, as described below in “Director Compensation – Deferred Share Unit Plan of the Issuer” and as summarized above in “Matters to be Considered at the Meeting – Election of Directors”. The directors also participate in the directors and officers insurance arrangements described below.

Deferred Share Unit Plan

In fiscal 2007, the board of directors of the Issuer established a Deferred Share Unit Plan (“DSU”) for the non-management directors of the Issuer. Under the plan, a director is entitled to participate in the plan to the extent of fees earned during the year. For fees elected by directors to be deferred under the plan, an amount shall be credited under the plan in the form of notional shares representing the estimated fair value, as determined by the Issuer, of the Common Shares (the “Notional Shares”) which is allocated to the participant’s DSU account. If the director continues to serve, dividends will accrue on the Notional Shares consistent with amounts declared by the board on the Common Shares and be credited to the participant’s DSU account. Amounts deferred under the DSU and accrued dividends earned thereon are immediately vested, and can be redeemed only once a director ceases serving on the board of directors of the Issuer or upon a change in control (as defined in the DSU plan).

Mandatory Share Ownership Policy

The Board of Directors has adopted a mandatory Director Share Ownership Policy in order to further align the interests of the Issuer’s independent directors with the long-term interests of the Shareholders. The Policy provides that all independent directors are required to acquire (and thereafter maintain ownership of) common share equity, which will include Notional Shares (as defined above) under the Issuer’s DSU Plan, with a fair market value equal to a minimum of US$150,000 within a period of three (3) years from the date of adoption of the policy or, in the case of new directors appointed after the adoption of the policy, three (3) years from the date of their respective appointments. For purposes of the policy, share ownership includes any shares owned, directly or indirectly, by a director or his or her immediate family members or held by such person or his or her immediate family members as part of a tax or estate plan, and DSUs issued under the DSU Plan. For purposes of determining compliance with the policy, the value of a share means an assumed per share value based on the average of the closing price of a Common Share on the last trading day of each of the previous four fiscal quarters, adjusted to United States dollars if necessary to match the US$150,000 requirement. The above policy was approved and adopted in June 2015 and was re-approved for a two-year period in September 2017.

Indebtedness of Directors and Officers

For the year ended June 30, 2017, there was no indebtedness of any current or former officers or directors of the Issuer to the Issuer or its subsidiaries entered into in connection with a purchase of securities of the Issuer or its subsidiaries or for any other purpose.

Payments to Directors as Consultants or Experts

For amounts received by any directors for services performed as consultants or experts for the year ended June 30, 2017, see the heading “Interests of Informed Persons in Material Transactions” below.

AUDITOR’S FEES

The table below provides disclosure of the services provided and the fees earned by the Issuer’s external auditor for the fiscal years ended June 30, 2017 and June 30, 2016.

Type of Work	Year Ended June 30, 2017 (US$)	Year Ended June 30, 2016 (US$)
Audit fees	1,464,000	1,066,000
Audit related fees	187,000	0
Tax fees	106,000	118,000
All other fees	55,000	4,000

Fees for audit services include fees associated with the annual audit and reviews of the Issuer’s quarterly financial reporting. Audit related fees principally include accounting consultations. Tax fees are related to a transfer pricing study, while “All other fees” consist of any other products or services provided by Ernst & Young, LLP, not described above. The “All other fess” also include fees related to a license for accounting research software for both fiscal years. The Audit fees, Audit related fees, Tax fees and all other fees have been approved by the Audit Committee in accordance with the procedures set forth above.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as described elsewhere in this Circular, to the knowledge of the Issuer, no informed person (as defined in NI 51-102) of the Issuer, no proposed director and no known associate or affiliate of any such informed person or proposed director, since July 1, 2016 to the date hereof, has or has had any material interest, direct or indirect, in any transaction or proposed transaction which has or would materially affect the Issuer or any of its subsidiaries.

DIRECTORS’ AND OFFICERS’ INSURANCE

The Issuer maintains an insurance policy for directors and officers of the Issuer and for the directors and officers of its subsidiaries (the “D&O program”). The primary insurance policy within the D&O program has a limit of liability applicable to the insured directors and officers of US$40 million per year on a claims-made basis. Under the policy, each entity has reimbursement coverage to the extent that it has indemnified directors and officers pursuant to its respective by-laws. The policy includes securities claims coverage, insuring against any legal obligation to pay on account of any securities claims brought against the Issuer and any of its subsidiaries. The total limit of liability is shared among the Issuer and its subsidiaries and their respective directors and officers so that the limit of liability will not be exclusive to any one of the entities or their respective directors and officers. The D&O program also contains an Excess Side A policy with a limit of US$15 million. The policy limits under the excess policy are available exclusively to the individual directors and officers. The current annual premium under the D&O program is US$457,262.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The board of directors of the Issuer believes that sound corporate governance practices are in the interest of Shareholders and contribute to prudent and effective decision-making. As such, directors of the Issuer are committed to thorough and effective corporate governance arrangements. The Ontario Securities Commission (the “OSC”) has adopted various guidelines which require listed companies to disclose their corporate governance practices on an annual basis with reference to these guidelines. The boards of the Issuer and STA Holdings have monitored ongoing developments in the area of corporate governance best practices and are reviewing their respective corporate governance practices with reference to the new guidelines. The objective of each board is to meet and, where appropriate, exceed all corporate governance guidelines.

1.	Board of Directors

(a)	The independent members of the board of directors of the Issuer as of the date of this Circular are George Rossi, David Scopelliti, Victor Wells, Irving Gerstein, Kenneth Needler, Wendi Sturgis and Barbara Basney.

(b)	The one non-independent director is Denis Gallagher, who is the Chief Executive Officer of the Issuer.

(c)	Seven of the eight members of the current board of directors of the Issuer are independent, while one member (Denis Gallagher) is a current senior officer of the Issuer.

(d)	Four of the independent directors of the Issuer (George Rossi, Victor Wells, Irving Gerstein and David Scopelliti) also serve as directors on boards of several other public corporations. Mr. Rossi serves on the boards of several public and private entities including Zone Finance, a mortgage provider in Quebec and Technosport Inc., a Canadian clothing distributor. He formerly served on the boards of Dolan Media Company and Radio Nord Communications. He also serves on the investment valuation committee of Investissements Desjardins. Mr. Gerstein serves as a director of Medical Facilities Corporation and Atlantic Power Corporation, and previously served as a director of other public issuers, including CTV Inc., Traders Group Limited, Guaranty Trust Company of Canada, Confederation Life Insurance Company and Scott’s Hospitality Inc. and Economic Investment Trust Limited, and as an officer and director of Peoples Jewellers Limited. Victor Wells also serves as a director of Pasinex Resources Limited and Contagious Gaming Inc. He formerly served as director and Chair of the Audit Committee of Unique Broadband Systems Inc. (2012 – 2015), GT Canada Medical Properties Inc. (2010 – 2012), MagIndustries Corp (2006 – 2011) and Northstar Healthcare Inc. (2007 – 2010). He was also formerly a member of the Audit Committee of TriNorth Capital Inc. (2009 – 2010) as well as a trustee and Chair of the Audit Committee of Canada Cartage Diversified Income Fund, until that company was acquired in 2007. Mr. Scopelliti serves on the board of Alcentra Capital Corporation.

(e)	Independent directors hold regularly scheduled meetings at which members of management are not in attendance. During the fiscal year ended June 30, 2017, the independent directors held two such “in camera” meetings.

(f)	The chairman of the board of directors, Denis Gallagher, is the Chief Executive Officer of the Issuer. Irving Gerstein is the lead independent director. His responsibilities include reviewing and commenting on the agendas for meetings of the board of directors, acting as a liaison between the independent directors and management and leading the independent sessions of the independent directors.

(g)	The following table sets forth the number of board meetings held, and attendance by directors, during the fiscal year ended June 30, 2017:

Attendance of Directors

Director	Board Meetings Attended (in person or by telephone)	Audit Committee Meetings Attended (in person or by telephone)	CNG Committee Meetings Attended (in person or by telephone)	IT Committee Meetings Attended (in person or by telephone)
George Rossi	6 of 6	5 of 5	–
David Scopelliti	6 of 6	5 of 5	11 of 11
Irving Gerstein	6 of 6	5 of 5	11 of 11
Kenneth Needler	6 of 6	–	11 of 11
Denis Gallagher	6 of 6	–	–
Victor Wells	6 of 6	5 of 5	11 of 11
Wendi Sturgis	6 of 6	–	–	5 of 5
Barbara Basney	6 of 6	–	–	5 of 5

2.	Board Mandate

The board of directors’ mandate is included as Schedule “A” to this Circular.

3.	Position Descriptions

Position descriptions for the lead independent director (the “Lead”) of the board, the chair of the Audit Committee, and the Chairman and CEO of the Issuer are found at sections 3, 4 and 5 of the Issuer’s Board Mandate included as Schedule “A” to this Circular, and are as follows:

(a)	Responsibilities of Lead Independent Director:

(i)	expected to attend and monitor the content and conduct of meetings of the board of directors of the Issuer and Chair the annual meeting of securityholders of the Issuer;

(ii)	the Lead shall not be expected to and shall not perform policy-making functions other than in his or her capacity as a director of the Issuer. The Lead shall not have the right or entitlement to bind the Issuer in his or her capacity as Lead;

(iii)	provide input with respect to the dates and frequencies of meetings of the board of directors and related committee meetings; and the Lead shall liaise with the Chief Executive Officer on the setting of board meeting agendas, by reviewing and commenting on the agenda for directors’ meetings before circulation;

(iv)	ensure that the board of directors understands the boundaries between board and management responsibilities; and

(v)	ensure that the board of directors carries out its responsibilities effectively, which will include acting as a liaison between the independent directors and management, leading independent sessions of the independent directors on a regular basis without management present, and may include assigning responsibility for administering the board of directors’ relationship with management to a committee of the board of directors.

(b)	Responsibilities of Audit Committee Chair:

(i)	act as a liaison between the Audit Committee and the board of directors of the Issuer;

(ii)	act as a liaison between the Audit Committee and senior management of the Issuer;

(iii)	act as a liaison between the Audit Committee and the Issuer’s internal and external auditors;

(iv)	report to the board of directors on the activities of the Audit Committee;

(v)	recommend procedures to enhance the effectiveness of the Audit Committee; and

(vi)	chair meetings of the Audit Committee.

(c)	Responsibilities of the Chairman and Chief Executive Officer:

(i)	to attend, and chair, the meetings of the board of directors of the Issuer and securityholders of the Issuer (other than the annual meeting of securityholders);

(ii)	to provide initial direction with respect to the dates and frequencies of meetings of the board of directors and related committee meetings and shall prepare, and liaise with the Lead, on the setting of board meeting agendas before circulation;

(iii)	to manage and supervise the affairs of the Issuer, and initiate and co-ordinate the strategic planning process for the Issuer and recommend to the board of directors goals for the business of the Issuer and, when approved by the board of directors, implement the corresponding strategic, operational and profit plans;

(iv)	to report to, and meet regularly and as required, with the board of directors and all formally appointed committees of the board of directors to review the board of directors’ and committee issues and provide the board of directors or the relevant committee with all information and access to management necessary to permit the board of directors or the relevant committee to fulfill its statutory and other legal obligations on a timely basis;

(v)	to assist in the development of policies of the board of directors regarding the public disclosures of the Issuer;

(vi)	to develop and seek the board of directors’ concurrence for plans for management development and succession in all key positions and then implement such plans;

(vii)	to review, with the assistance of the Chief Financial Officer, the financial reporting and public disclosure of the Issuer, satisfy himself or herself concerning the processes followed in their preparation and provide the certifications required under applicable securities laws concerning such reporting and disclosure; and

(viii)	to assume such other appropriate responsibilities as are delegated to him or her by the board of directors.

4.	Orientation and Continuing Education

Management, working with the board of directors, provides orientation opportunities for new directors to familiarize them with the Issuer and its business. All new directors participate in an active orientation program soon after the date on which he or she first joins the board of directors, and are provided with a package of written materials to educate them as to the role of the board, its committees, and its directors. To date, most of the Issuer’s independent directors have visited operating school bus facilities of the Issuer to obtain an understanding of the operations, maintenance and staffing issues that are key drivers to the Issuer’s success. The directors regularly attend the Issuer’s corporate offices for meetings, to visit with staff and tour operations. In addition to operational orientation, management has and will continue to provide periodic presentations for the board of directors to ensure they are aware of major business trends, industry practices and competitor activity as and when required. In addition, the CNG Committee arranges for the transmission to the board of articles, newsletters and general educational data and publications pertaining to issues of interest to public board members and/or audit committee members.

5.	Ethical Business Conduct

On November 6, 2014, the board adopted an amended written code of conduct and ethics for the Issuer (the “Code”), which constitutes written standards that are designed to promote integrity and to deter wrongdoing. The Code addresses the following issues:

(a)	conflicts of interest, including transactions and agreements in respect of which a director or executive officer has a material interest;

(b)	protection and proper use of corporate assets and opportunities;

(c)	confidentiality of corporate information;

(d)	fair dealing with the issuer’s security holders, customers, suppliers, competitors and employees;

(e)	compliance with laws, rules and regulations; and

(f)	reporting of any illegal or unethical behaviour.

To ensure directors of the Issuer exercise independent judgement, in considering transactions, agreements or decisions in respect of which a director or executive officer has declared a material personal interest (in accordance with relevant corporate law requirements), the board of directors follows a practice whereby any such board member must be absent during any board discussion pertaining thereto and not cast a vote on any such matter.

The board is responsible for monitoring compliance with the Code, as well as the Issuer’s Audit Committee “Whistleblower Policy”. Any person can report complaints or concerns, which may be on an anonymous basis, arising from infractions of these two policies by contacting National Hotline Services (“NHS”). The Issuer has retained NHS for the purpose of providing a toll-free number so that such complaints or concerns can be registered. The toll-free number is provided in these policy documents, as posted on the Issuer’s websites. NHS forwards any such concerns it receives on a prompt basis to the chairman of the Audit Committee or the CNG Committee, as applicable.

Under the Code, any waivers from the requirements in the Code that are to be granted for the benefit of the Issuer’s directors or executive officers are to be granted by the board of directors only (or a committee of the board of directors, or other designees, to whom that authority has been delegated) and will be promptly disclosed as required by law or regulation.

The Code is posted on the Issuer’s investor website www.ridesta.com and on SEDAR at www.sedar.com.

6.	Nomination of Directors

The board has a CNG Committee currently composed of four directors, all of whom are independent of management. The CNG Committee charter clearly establishes the committee’s purpose, responsibilities, member qualifications, member appointment and removal, structure and operations (including any authority to delegate to individual members and subcommittees), and manner of reporting to the board. In addition, the Committee has the authority to engage and compensate any outside advisor that it determines to be necessary to permit it to carry out its duties, subject to the approval of the independent directors.

The CNG Committee is responsible for identifying individuals qualified to become new board members and recommending to the board the new director nominees for the next annual meeting of Shareholders. In making its recommendations, the CNG Committee considers:

(a)	the competencies and skills that the board considers to be necessary for the board, as a whole, to possess;

(b)	the competencies and skills that the board considers each existing director to possess; and

(c)	the competencies and skills each new nominee will bring to the boardroom.

The board has a majority voting policy for individual directors. Under the policy, the form of proxy for any shareholders meeting where directors are to be elected will enable each shareholder to vote for, or withhold voting on, each nominee director separately. Any nominee for election as a director who receives a greater number of votes “withheld” than votes “for” is required to promptly submit such director’s resignation to the Board.

Following receipt of such resignation, the CNG Committee shall consider whether or not to accept the offer of resignation and shall recommend to the Board whether or not to accept it. With the exception of exceptional circumstances that would warrant the continued service of the applicable director on the Board, the CNG Committee shall be expected to accept and recommend acceptance of the resignation by the Board and the Board shall be expected to accept the resignation.

The resignation will be effective when accepted by the Board. In considering whether or not to accept the resignation, the CNG Committee and the Board will consider all exceptional circumstances deemed relevant by members of the CNG Committee. Examples of exceptional circumstances may include, without limitation: (i) the Issuer would not be compliant with corporate or securities law requirements, applicable regulations or commercial agreements regarding the composition of the Board as a result of accepting the director’s resignation; (ii) the director is a key member of an established, active special committee which has a defined term or mandate (such as a strategic review) and accepting the resignation of such director would jeopardize the achievement of the mandate; or (iii) majority voting was used for a purpose inconsistent with the policy objectives of the majority voting requirement.

Within 90 days following the applicable meeting of the Shareholders, the Board shall make its decision, on the CNG Committee’s recommendation. In considering the CNG Committee’s recommendation, the Board will consider the factors considered by the CNG Committee and such additional information and factors that the Board considers to be relevant. Following the Board’s decision on the resignation, the Board shall promptly disclose via press release its decision whether to accept the director’s resignation offer including the reasons for rejecting the resignation offer, if applicable. If a resignation is accepted, the Board may, in accordance with applicable law, on the recommendation of the CNG Committee, appoint a new director to fill any vacancy created by the resignation or leave the vacancy unfilled.

A director who tenders his or her resignation pursuant to this majority voting policy shall not be permitted to participate in any meeting of the Board and/or the CNG Committee at which his or her resignation is to be considered. However, if each member of the CNG Committee received a greater number of proxy votes withheld than the votes for each member in the same election, or a sufficient number of the CNG Committee members received a greater number of proxy votes withheld than the votes for such members in the same election, such that the CNG Committee no longer has a quorum, then the remaining members of the CNG Committee, if any, shall not consider the resignation offer(s) and the Board shall consider whether or not to accept the offer of resignation without a recommendation from the CNG Committee.

In the event that a sufficient number of Board members received a greater number of proxy votes withheld than the votes for such members in the same election, such that the Board no longer has a quorum, then such directors receiving a majority withheld vote shall not be permitted to speak, vote or otherwise participate in any meeting of the Board at which his or her resignation offer is considered, however he or she shall be counted for the purpose of determining whether the Board has quorum.

In the event that any director who received a greater number of proxy votes withheld than votes in favour of such director’s election does not tender his or her resignation in accordance with this majority voting policy, he or she will not be re-nominated by the Board. The CNG Committee may adopt such procedures as it sees fit to assist it in its determinations with respect to the majority voting policy and shall have the sole and complete authority to interpret and apply the policy.

In the event of a “contested election”, where the number of nominees for director exceeds the number of directors to be elected, subject to applicable law, the voting method to be applied for purposes of electing directors at the meeting will be determined by the chair of the meeting in his or her sole discretion.

7.	Compensation

Determination of Compensation

The compensation arrangements for the Issuer’s directors are determined by the board, with input from the Compensation Committees. The board of directors compensation arrangements are reviewed by the board periodically and may be modified from time to time. Additional information regarding compensation of the Issuer’s officers and directors is set forth above under the heading “Executive Compensation”.

8.	Other Board Committees

The Issuer and STA Holdings have no committees other than the Audit Committee of the Issuer, the CNG Committee of the Issuer, the Compensation Committee of STA Holdings, and the Innovation and Technology Committee (“IT Committee” or the “ITC”) of the Company, which was formed on May 6, 2014.

Innovation and Technology Committee Description

The purpose of the ITC is to provide understanding, clarification and validation to the Board on the fundamental technological and strategic direction of new ventures and major investment projects within the Issuer in order to enhance shareholder value.  Innovation and Technology are key contributors to the Company’s long-term competitiveness and profitability.

9.	Assessments

The CNG Committee is responsible for the regular assessment of the effectiveness of the board of directors as a whole, the committees of the board of directors and the contributions of individual directors. The CNG Committee resolved in the 2006 fiscal year that a general Board Effectiveness Survey should be conducted, as well as full individual director assessments of each member of the board and the Chairman by other members. During the 2008 fiscal year, the CNG Committee and board of directors conducted its second board and individual assessment process. Survey forms were distributed and completed by all members. The Board Effectiveness Survey was compiled and analyzed by the Chairman who reported all results to the board. The individual director assessments were compiled and analyzed by an independent firm, which then provided all results to the Chairman, except for the Chairman’s individual results. The Chairman then discussed each member’s results individually with that member. The results concerning the Chairman were summarized by the independent firm in a synopsis document and sent to the lead independent director, who discussed them privately with the Chairman. The board of directors repeated its board effectiveness and individual assessment process again in each of the 2011, 2013, 2015 and 2017 fiscal years and the results were in each case thereafter disseminated and discussed. The results of the board effectiveness and individual assessment process, for each of the years they were completed, exhibited positive and complimentary individual peer assessments and also indicated that the board was functioning extremely well. The intention of the board, as reflected in the Board Mandate, is to repeat the board effectiveness and individual assessment process again in the 2019 fiscal year and every second fiscal year thereafter.

10.	Director Term Limits

We do not impose term limits on our Directors, nor are there any other mechanisms in place that operate to compel Board turnover. While term limits can help ensure the Board gains a fresh perspective, term limits also serve as an arbitrary mechanism for removing Directors which can result in valuable, experienced Directors being forced to leave the Board solely because of length of service. We believe that Directors should be assessed based on their ability to continue to make a meaningful contribution to the Board. The CNG Committee reviews the composition and performance of the Board on a regular basis in relation to approved Director criteria and recommends changes as appropriate, which, in its view, is a more meaningful way to evaluate the performance of Directors and to make determinations about whether a Director should be removed due to under-performance.

11.	Gender Diversity – Board and Executive Representation

The Board recognizes the value and importance of gender diversity at the Board and executive officer level. The school bus transportation services industry is comprised of a large percentage of female business managers and service employees, and over the last five years, the Issuer has taken steps to achieve similar demographics at the Board and executive level.

The CNG Committee has emphasized the Board’s commitment to the recruitment of women in recent years by making the identification of candidates who are women among the key search criterion in the director selection and nomination processes it has undertaken. The current Board has 2 female directors, representing 25% of the 8 directors of the Issuer. Further, the 2 women directors represent 29% of the 7 independent directors of the Issuer. In searches for new executive officers, the Board considers the level of female representation and diversity within its leadership ranks as one of the key factors used in its search process. There is currently one woman serving among the five executive officers (as such term is defined under applicable securities laws) of the Issuer, representing 20% of the executive officers of the Issuer. The Issuer has consistently demonstrated that nominating women directors and appointing women executives and managers is an important priority. The Issuer has not adopted a formal diversity policy or formal targets for women in director and executive officer roles, since the objectives of such policy and targets are achieved through the Issuer’s current practices.

Women currently represent approximately 60% of all employees of the Issuer and approximately 45% of the full-time management staff. The latter would include all Area Manager, Terminal Manager and dispatcher positions. Approximately 60% of STI’s service level employees within the Issuer’s employee base are women. The service level employees are the Issuer’s school bus drivers who take young children to school each school day, as well as safety trainers and monitors. The significant representation of women in these managerial and safety-sensitive positions reflects the ongoing commitment by the Board and the executive officers to ensure the fair and proper consideration and promotion of women candidates.

OTHER BUSINESS

The directors are not aware of any matter intended to come before the Meeting other than those items of business set forth in the attached Notice. If any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy to vote in respect of those matters in accordance with their judgment.

ADDITIONAL INFORMATION

Additional financial information is provided in the Issuer’s financial statements and management’s discussion and analysis of the Issuer’s financial condition and results of operations for its most recently completed financial year. Such information, in addition to the Issuer’s annual information form, is available under the Issuer’s profile on SEDAR at www.sedar.com. In the alternative, copies may be obtained from the Chief Financial Officer of the Issuer upon written request.

APPROVAL OF DIRECTORS

The contents and the sending of this Circular to the Shareholders have been approved by the board of directors of the Issuer.

DATED as of this 29th day of September, 2017.

BY ORDER OF THE BOARD OF DIRECTORS

“Denis J. Gallagher”

Chairman of the Board of Directors Student Transportation Inc.

Schedule A

MANDATE OF THE BOARD OF DIRECTORS

Reviewed and re-approved September 10, 2014

The purpose of this mandate is to set out the mandate and responsibilities of the board of directors of Student Transportation Inc. (“STI”). The board of directors of STI is committed to fulfilling its statutory mandate to supervise the management of the business and affairs of STI with the highest standards of ethical conduct and in the best interests of the shareholders of STI.

1.	Composition

The board of directors shall be composed of between 3 and 20 individuals, a majority of whom will be Canadian residents. The board of directors also shall be constituted with a majority of individuals who qualify as “independent directors” as defined in National Instrument 58-101 - Disclosure of Corporate Governance Practices.

2.	Responsibilities of the Board of Directors

The board of directors is responsible for the stewardship of STI and in that regard shall be specifically responsible for:

(a)	supervising the activities of STI, including acting for, voting on behalf of and representing the Issuer as a holder of common shares in Student Transportation of America Holdings, Inc. (“STA Holdings”);

(b)	adopting a strategic planning process and evaluating and approving a strategic plan for the upcoming year that takes into account, among other things, the opportunities and risks of STI’s business;

(c)	reviewing, on at least an annual basis, a budget for STI;

(d)	to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer of STI, and that such officers create a culture of integrity throughout the organization, as well as satisfying itself, to the extent feasible, that the Chief Executive Officer is assessing the integrity of the senior officers of STI and its subsidiaries;

(e)	the identification of the principal risks of STI’s business and ensuring the implementation of appropriate systems to manage these risks;

(f)	ensuring that STI has adopted processes, procedures and controls that are designed to ensure compliance with applicable legal requirements;

(g)	succession planning (including meeting with, and discussing with, the Chief Executive Officer key matters pertaining to the appointing, training, and monitoring of senior management);

(h)	adopting a communication policy that enables STI to communicate effectively and addresses how STI interacts with all of its stakeholders, including analysts and the public, contains measures for STI to avoid selective disclosure and is reviewed at such intervals or times as the board of directors deems appropriate;

(i)	monitoring STI’s internal control and management information systems;

(j)	establishing and maintaining a standing audit committee of the board of directors (the “Audit Committee”);

(k)	reviewing and reassessing the adequacy of the terms of reference of the Audit Committee at such intervals or times as the board of directors deems appropriate;

(l)	receiving recommendations of the Audit Committee respecting, and reviewing and approving, the annual, interim and any other publicly announced financial information of STI;

(m)	developing STI’s approach to governance, including developing a set of governance principles and guidelines that are specifically applicable to STI;

(n)	implementing a process for assessing the effectiveness of the board of directors as a whole, the committees of the board of directors and the contribution of individual directors;

(o)	implementing a process for examining the size of the board of directors and undertaking, where appropriate, a program to establish a board size that facilitates effective decision-making;

(p)	implementing a process for reviewing the adequacy and form of compensation of directors and ensuring that compensation realistically reflects the responsibilities and risk involved in being a director;

(q)	meeting regularly with management to receive reports respecting the performance of STI, new and proposed initiatives, STI’s business and investments, management concerns and any areas of concern involving STI; and

(r)	meeting regularly without management and non-independent directors.

The board of directors is responsible for the review of, with the CEO and senior management, STI’s ongoing strategic planning process, and approving the goals of the business and the strategies and policies with which it is managed.

The board of directors will also strive to implement a predictable and regular annual budgeting process with regard to its own costs, with the Chairman and each Committee Chair estimating for management the annual meeting requirements at the start of each year, together with the related costs thereof, then endeavouring to work within the budgets arrived at.

It is recognized that every director in exercising powers and discharging duties must act honestly and in good faith with a view to the best interests of STI. Directors must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In this regard, they will comply with their duties of honesty, loyalty, care, diligence, skill and prudence.

In addition, directors are expected to carry out their duties in accordance with policies adopted by the board of directors from time to time, the current policy being annexed hereto as Appendix A.

3.	Lead Independent Director of the Board

The board of directors believes that so long as the roles of Chairman and Chief Executive Officer are held by the same individual, there should be a “lead independent director” appointed by the board of directors from its independent members. The “Lead” referred to herein shall be the Lead Independent Director.

The Lead shall assume the role and responsibilities set out below:

(a)	the Lead shall be expected to attend and monitor the content and conduct of meetings of the board of directors of STI and Chair the annual meeting of the securityholders of STI;

(b)	the Lead shall not be expected to and shall not perform policy-making functions other than in his or her capacity as a director of STI. The Lead shall not have the right or entitlement to bind STI in his or her capacity as Lead;

(c)	the Lead shall provide input with respect to the dates and frequencies of meetings of the board of directors and related committee meetings; and the Lead shall liaise with the Chief Executive Officer on the setting of board meeting agendas, by reviewing and commenting on the agenda for directors’ meetings before circulation;

(d)	the Lead shall ensure that the board of directors understands the boundaries between board and management responsibilities; and

(e)	the Lead shall ensure that the board of directors carries out its responsibilities effectively, which will include acting as a liaison between the independent directors and management, leading independent sessions of the independent directors on a regular basis without management present, and may include assigning responsibility for administering the board of directors’ relationship with management to a committee of the board of directors.

4.	Responsibilities of Audit Committee Chair

The responsibilities of the Audit Committee chair include:

(a)	acting as a liaison between the Audit Committee and the board of directors of STI;

(b)	acting as a liaison between the Audit Committee and senior management of STI;

(c)	acting as a liaison between the Audit Committee and STI’s internal and external auditors;

(d)	reporting to the board of directors on the activities of the Audit Committee;

(e)	recommending procedures to enhance the effectiveness of the Audit Committee; and

(f)	chairing meetings of the Audit Committee.

5.	Responsibilities of the Chairman and Chief Executive Officer

The Chairman and Chief Executive Officer of STI will:

(a)	be expected to attend, and chair, the meetings of the board of directors of STI and securityholders of STI (other than the annual meeting of securityholders);

(b)	provide initial direction with respect to the dates and frequencies of meetings of the board of directors and related committee meetings and shall prepare, and liaise with the Lead, on the setting of board meeting agendas before circulation;

(c)	manage and supervise the affairs of STI, and initiate and co-ordinate the strategic planning process for STI and recommend to the board of directors goals for the business of the STI and, when approved by the board of directors, implement the corresponding strategic, operational and profit plans;

(d)	report to, and meet regularly and as required with, the board of directors and all formally appointed committees of the board of directors to review the board of directors’ and committee issues and provide the board of directors or the relevant committee with all information and access to management necessary to permit the board of directors or the relevant committee to fulfil its statutory and other legal obligations on a timely basis;

(e)	assist in the development of policies of the board of directors regarding the public disclosures of STI;

(f)	develop, and advise the board of directors’ in regard to, plans for management development and succession in all key positions;

(g)	review, with the assistance of the Chief Financial Officer, the financial reporting and public disclosure of STI, satisfy himself or herself concerning the processes followed in their preparation and provide the certifications required under applicable securities laws concerning such reporting and disclosure; and

(h)	assume such other appropriate responsibilities as are delegated to him or her by the board of directors.

6.	Decisions Requiring Prior Approval of the Board of Directors

Approval of the board of directors shall be required for:

(a)	dividends;

(b)	acquisitions/dispositions over such size threshold as the directors should determine from time to time;

(c)	related party transactions;

(d)	the public dissemination of STI’s financial results;

(e)	the issuance or repurchase of securities of STI;

(f)	the terms of reference of committees of the board of directors; and

(g)	any other matter that would give rise to a “material change” to STI.

The foregoing list is intended to provide guidance on particular matters requiring board approval, but is not intended to be an exhaustive list.

7.	Measures for Receiving Shareholder Feedback

All publicly disseminated materials of STI shall provide for a mechanism for feedback of securityholders. Persons designated to receive such information shall be required to provide a summary of the feedback to the directors on a regular basis.

8.	Meetings

The board of directors will meet not less than four times per year: three meetings to review quarterly results; and one meeting prior to the issuance of the annual financial results of STI. A quorum for the meetings shall be a majority of the directors then holding office.

9.	Meeting Guidelines

Directors will be expected to have read and considered the materials sent to them in advance of each meeting, and to be prepared to discuss the matters contained in such materials at the meeting. The notice of meeting will highlight significant matters to be dealt with at each meeting so that directors can focus on reviewing the related materials.

10.	Remuneration

Remuneration shall be at a level that will attract and motivate competent members.

11.	Telephone Board Meetings

(a)	A director may participate in a meeting of the board of directors or in a committee meeting by means of telephone, electronic or such other communications facilities as permit all persons participating in the meeting to communicate with each other and a director participating in such a meeting by such means is deemed to be present at the meeting.

(b)	While it is the intent of the board of directors to follow an agreed meeting schedule as closely as possible, it is felt that, from time to time, with respect to time sensitive matters telephone board meetings may be required to be called in order for directors to be in a position to better fulfill their legal obligations.

12.	Expectations of Management

The CEO and other senior officers shall be required to report to the board of directors regarding the performance of STI, new and proposed initiatives, management’s concerns and any other matter the board or its Lead may deem appropriate. In addition, the board expects the CEO and other senior officers to promptly report to the Lead and any applicable committee chair any developments, changes, transactions or proposals which in any of those cases would have a significant impact on the business or prospects of STI.

13.	Orientation and Continuing Education

Management, working with the board of directors, will provide an orientation and education program for new directors to familiarize them with STI and its business. All new directors will participate in this program, which should be completed within four months of a director first joining the board of directors. In addition, management will schedule periodic presentations for the board of directors to ensure they are aware of major business trends and industry practices as and when required.

Appendix A
POLICY OF PRACTICES FOR DIRECTORS

1.                   Attendance at Meetings

Each director is expected to have a very high record of attendance at meetings of the board of directors, and at meetings of each committee on which the director sits. A director is expected to:

(a)	advise the Chairman as to planned attendance at board and committee meetings shortly after meeting schedules have been distributed;

(b)	advise the Chairman as soon as possible after becoming aware that he or she will not be able to attend a meeting; and

(c)	attend a meeting by conference telephone if unable to attend in person.

2.                   Preparation for Meetings

Directors are expected to carefully review and consider the materials distributed in advance of a meeting of the board of directors or a committee of the board of directors. Directors are also encouraged to contact the lead director and/or the Chief Executive Officer of STI and any other appropriate officers to ask questions and discuss agenda items prior to meetings.

3.                   Conduct at Meetings

Directors are expected to ask questions and participate in discussions at meetings, and to contribute relevant insights and experience. In discussions at meetings, a director should:

(a)	be candid and forthright;

(b)	not be reluctant to express views contrary to those of the majority;

(c)	be concise and, in most circumstances, respect the time constraints of a meeting; and

(d)	be courteous to and respectful of other directors and guests in attendance.

4.                   Personal Conduct

Directors are expected to:

(a)	exhibit high standards of personal integrity, honesty and loyalty to STI;

(b)	project a positive image of STI to news media, the financial community, governments and their agencies, securityholders and employees;

(c)	be willing to contribute extra efforts, from time to time as may be necessary including, among other things, being willing to serve on committees of the board; and

(d)	disclose any potential conflict of interest that may arise with the business or affairs of STI and, generally, avoid entering into situations where such conflicts could arise or could reasonably be perceived to arise.

5.                   Independent Advice

In discharging its mandate the board of directors shall have the authority to retain (and authorize the payment by STI of) and receive advice from, special legal, accounting or other advisors and outside consultants if appropriate.

Appendix B
CORPORATE GOVERNANCE AND NOMINATING RESPONSIBILITIES

The board of directors of the Issuer has a compensation, nominating and governance committee that has a charter that complies in all material respects with the guidelines set out in National Policy 58-201 – Corporate Governance Guidelines.

1.                   Governance Responsibilities of Compensation, Nominating and Governance Committee:

(a)	To assess the independence and qualifications of the various members of the board of directors.

(b)	To ensure that programs relating to succession planning and performance evaluation are effectively integrated with STI’s strategy.

(c)	To review the composition of the committees of the board of directors.

(d)	To monitor the quality of the relationship between management and the board of directors.

(e)	To review and respond to requests by individual directors to engage outside advisors.

(f)	To review, and if acceptable, direct the implementation of the recommendations of the compensation committee of STA Holdings.

(g)	To assess the need, and to coordinate a program, for continuing education for members of the board of directors.

(h)	To assess the effectiveness of the board of directors and their committees and the contribution of each director.

(i)	To report on governance as required by public disclosure requirements.

(j)	To review and ensure compliance of STI with its internal governance guidelines.

(k)	To review from time to time the governance practices of STI and its committees to determine compliance with rules and policies of regulatory authorities governing STI.

(l)	At least annually, to review the adequacy of the corporate governance guidelines of STI and its subsidiaries.

(m)	To determine and monitor STI’s standards for director independence.

(n)	At least annually, to review the practices of the board of directors (including separate meetings of non-management directors) to ensure compliance with the governance guidelines of STI.

(o)	At least annually, to review the powers, mandates and performance, and the membership of the various committees of the board of directors.

(p)	To undertake such other initiatives as are needed to help the board of directors deliver exemplary governance.

2.                   Nominating Responsibilities of Compensation, Nominating and Governance Committee:

(a)	To review every other year the competencies, skills and personal qualities required of members of the board of directors in light of relevant factors, including: the objective of adding value to STI in light of the opportunities and risks facing STI and STI’s proposed strategies; the need to ensure, to the greatest extent possible, that a majority of the board of directors is comprised of individuals who meet the independence requirements of the applicable stock exchange rules, legislation or other guidelines; and the policies of the board of directors with respect to board member tenure, retirement and succession and board member commitments.

(b)	To establish and oversee an appropriate orientation and education program for new board members in order to familiarize them with STI and the nature and operation of STI’s business (including STI’s reporting structure, strategic plans, significant financial, accounting and risk issues, compliance programs and policies, management and the external auditors), the role of the board of directors and its committees, as well as the contribution individual directors are expected to make.

(c)	To actively seek individuals qualified (in context of STI’s needs and any formal criteria established by the board of directors) to become members of the board of directors.

(d)	To review the membership and allocation of board members to the various committees of the board of directors.

(e)	(To establish procedures for the receipt of comments from all board members to be included in an annual assessment of the board of directors’ performance, including individual contributions.

(f)	To appoint and, if appropriate, terminate any search firm to be used to identify board candidates.

Schedule B

BY-LAW AMENDMENT RESOLUTION

BE IT RESOLVED THAT:

1.	The Amendment to By-Law No. 1 of Student Transportation Inc. (the “Issuer”) in the form attached to the management information circular of the Issuer dated September 29, 2016 as Schedule “C” is hereby authorized, approved, ratified and confirmed.

2.	Any one director or officer of the Issuer is hereby authorized and directed, acting for, in the name of and on behalf of the Issuer, to execute or cause to be executed under the seal of the Issuer or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such acts and things, as may in the opinion of such director or officer of the Issuer be necessary or desirable to carry out the intent of the foregoing resolutions.

Schedule C

BY-LAW AMENDMENT

AMENDMENT TO BY-LAW NO. 1

OF

STUDENT TRANSPORTATION INC.
(the “Corporation”)

BE IT ENACTED as an amendment to By-law No. 1 dated October 22, 2004 of the Corporation that:

1.        Section 3.1 is hereby deleted in its entirety.

2.       Sections 2.2 is hereby deleted in its entirety and replaced with the following:

“2.2 Qualification. No person shall be qualified for election as a director if that person: (a) is less than 18 years of age; (b) is of unsound mind and has been so found by a court in Canada or elsewhere; (c) is not an individual; or (d) has the status of a bankrupt. A director need not be a shareholder. At least 25% of the directors shall be resident Canadians, but if the number of directors is fewer than four, at least one director shall be a resident Canadian.”

3.       Sections 4.1 is hereby deleted in its entirety and replaced with the following:

“4.1 Committee of Directors. The board may appoint from their number one or more committees of the board, however designated, and delegate to such committee any of the powers of the board except those which, under the Act, a committee of the board has no authority to exercise.”

The foregoing Amendment to By-law No. 1 of the Corporation was approved by the board of directors on August 16, 2017 and confirmed by the shareholders of the Corporation pursuant to a meeting dated November 9, 2017.

The foregoing Amendment to By-law No. 1 of the Corporation is signed by an officer of the Corporation and hereby made.

DATED as of the _____ day of ______________________, 2017.

Name: Title: